                                                                    Exhibit 99.2

[MAGNA LOGO]                                            MAGNA INTERNATIONAL INC.
                                                        337 Magna Drive
                                                        Aurora, Ontario L4G 7K1
                                                        Tel (905) 726-2462
                                                        Fax (905) 726-7164

                                  PRESS RELEASE

                 MAGNA ANNOUNCES FOURTH QUARTER AND 2004 RESULTS

FEBRUARY 28, 2005, AURORA, ONTARIO, CANADA......MAGNA INTERNATIONAL INC. (TSX:
MG.SV.A, MG.MV.B; NYSE: MGA) today reported sales, profits and earnings per share for the fourth quarter and year ended December 31, 2004.

                                                          THREE MONTHS ENDED          YEAR ENDED
                                                             DECEMBER 31,            DECEMBER 31,
                                                         ---------------------   ---------------------
                                                            2004       2003        2004        2003
                                                         ---------   ---------   ---------   ---------
Sales                                                    $   5,653   $   4,623   $  20,653   $  15,345

Net income (1)                                           $     178   $     139   $     692   $     520

Net income from continuing operations (1), (2)           $     178   $     139   $     692   $     587

Diluted earnings per share (1)                           $    1.81   $    1.36   $    7.13   $    5.19

Diluted earnings per share from continuing
  operations (1), (2)                                    $    1.81   $    1.36   $    7.13   $    5.89

----------
(1) Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian generally accepted accounting principles.

(2) Net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of Magna Entertainment Corp. ("MEC") as discontinued operations until August 29, 2003. On September 2, 2003, we distributed 100% of the Class A Subordinate Voting and Class B Shares of MI Developments Inc. ("MID"), which includes our former controlling interest in MEC, to our shareholders of record as of August 29, 2003.

     For more information see notes 3 and 4 of the fourth quarter Unaudited Interim Consolidated Financial Statements attached.

 ALL RESULTS ARE REPORTED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE FIGURES.

THREE MONTHS ENDED DECEMBER 31, 2004

Sales were a record $5.7 billion for the fourth quarter ended December 31, 2004, an increase of 22% over the fourth quarter of 2003. The higher sales level in the fourth quarter of 2004 reflects increases of 18% in North American content per vehicle and 44% in European content per vehicle over the comparable quarter in 2003. The increase in content per vehicle in North America relates primarily to acquisitions completed during 2004, the launch of new programs during or subsequent to the fourth quarter of 2003, and increased reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. These increases were partially offset by lower vehicle production volumes and/or content on certain programs and customer price concessions. The increase in content per vehicle in Europe relates primarily to the launch of the BMW X3 complete vehicle assembly program during the fourth quarter of 2003, higher reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, the launch of vehicle production programs during or subsequent to the fourth quarter of 2003, acquisitions completed during or subsequent to the fourth quarter of 2003, and increased production and/or content on certain programs. These increases were partially offset by lower production and/or content on certain programs, the disposition of two facilities during 2004, and increased customer price concessions. During the fourth quarter of 2004, North American vehicle production declined approximately 3% and European vehicle production declined approximately 2%, each from the comparable quarter in 2003.

We earned net income and net income from continuing operations for the fourth quarter ended December 31, 2004 of $178 million, representing an increase over the comparable quarter in 2003 of 28% or $39 million.

Diluted earnings per share and diluted earnings per share from continuing operations were $1.81 for the fourth quarter ended December 31, 2004, representing an increase over the comparable quarter of 33% or $0.45 per share.

During the fourth quarter ended December 31, 2004, we generated $377 million of cash from operations before changes in non-cash operating assets and liabilities, and invested $179 million in non-cash operating assets and liabilities. Total investment activities for the fourth quarter of 2004 were $376 million, including $328 million in fixed asset additions, and a $48 million increase in investments and other assets.

YEAR ENDED DECEMBER 31, 2004

Sales were a record $20.7 billion for the year ended December 31, 2004, an increase of 35% over the year ended December 31, 2003. The higher sales level for 2004 reflects increases of 19% in North American average dollar content per vehicle and 68% in European average dollar content per vehicle over 2003. The increase in average dollar content per vehicle in North America relates primarily to the launch of new programs during or subsequent to the year ended December 31, 2003, acquisitions completed during 2004 and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. These increases were partially offset by lower content and/or vehicle production on certain programs and customer price concessions. The increase in average dollar content per vehicle in Europe relates primarily to the launch of new programs during or subsequent to the year ended December 31, 2003, in particular the launch of complete vehicle assembly programs at Magna Steyr and higher reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar. These increases were partially offset by lower production on certain programs and customer price concessions. For 2004, North American vehicle production declined by 1% and European vehicle production increased approximately 1%, each from 2003.

We earned net income from continuing operations for the year ended December 31, 2004 of $692 million, representing an increase over 2003 of 18% or $105 million. Net income for the year ended December 31, 2004 was also $692 million.

Diluted earnings per share from continuing operations were $7.13 for the year ended December 31, 2004, representing an increase over 2003 of 21% or $1.24 per share. Diluted earnings per share for the year ended December 31, 2004 were also $7.13.

During the year ended December 31, 2004, we generated $1.5 billion of cash from operations before changes in non-cash operating assets and liabilities, and invested $95 million in non-cash operating assets and liabilities. Total investment activities for the year ended December 31, 2004 were $1.4 billion, including $859 million in fixed asset additions, $417 million to purchase subsidiaries, and an $81 million increase in other assets.

A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2004 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto which are attached to this press release.

OTHER MATTERS

The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal quarter ended December 31, 2004. The dividend of U.S. $0.38 per share is payable on March 23, 2005 to shareholders of record on March 11, 2005.

Earlier today, we jointly announced with Decoma International Inc. ("Decoma") that Decoma's shareholders have approved the previously announced plan of arrangement under Ontario law, by which we will acquire all of the outstanding Class A Subordinate Voting Shares of Decoma not owned by us.

2005 OUTLOOK

All amounts below exclude the impact of potential acquisitions.

We expect 2005 average dollar content per vehicle to be between $700 and $725 in North America and between $315 and $335 in Europe. We expect 2005 European assembly sales to be between $4.4 billion and $4.7 billion. Further, we have assumed 2005 vehicle production volumes will be approximately 15.8 million units in North America and approximately 16.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling and other automotive sales, we expect our sales for 2005 to be between $21.8 billion and $23.1 billion, compared to 2004 sales of $20.7 billion. We expect the higher sales this year to result in earnings growth for 2005. In addition, we expect that 2005 spending for fixed assets will be in the range of $875 million to $925 million.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

WE WILL HOLD A CONFERENCE CALL FOR INTERESTED ANALYSTS AND SHAREHOLDERS TO DISCUSS OUR FOURTH QUARTER RESULTS ON MONDAY, FEBRUARY 28, 2005 AT 6:00 P.M. EST. THE CONFERENCE CALL WILL BE CO-CHAIRED BY MARK T. HOGAN, PRESIDENT AND VINCENT J. GALIFI, EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER. THE NUMBER TO USE FOR THIS CALL IS 1-800-377-5794. THE NUMBER FOR OVERSEAS CALLERS IS 1-416-641-6677. PLEASE CALL IN 10 MINUTES PRIOR TO THE CALL. WE WILL ALSO WEBCAST THE CONFERENCE CALL AT www.magna.com. THE SLIDE PRESENTATION ACCOMPANYING THE CONFERENCE CALL WILL BE ON OUR WEBSITE MONDAY AFTERNOON PRIOR TO THE CALL.

FOR FURTHER INFORMATION, PLEASE CONTACT VINCENT J. GALIFI OR LOUIS TONELLI AT 905-726-7100.

FOR TELECONFERENCING QUESTIONS, PLEASE CALL 905-726-7103.

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry and include those items listed in the attached Management's Discussion and Analysis of Results of Operations and Financial Position. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


FOR FURTHER INFORMATION ABOUT MAGNA, PLEASE SEE OUR WEBSITE AT WWW.MAGNA.COM. COPIES OF FINANCIAL DATA AND OTHER PUBLICLY FILED DOCUMENTS ARE AVAILABLE THROUGH THE INTERNET ON THE CANADIAN SECURITIES ADMINISTRATORS' SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) WHICH CAN BE ACCESSED AT www.sedar.com.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE FIGURES]

                                                                             THREE MONTHS ENDED            YEAR ENDED
                                                                                DECEMBER 31,              DECEMBER 31,
                                                                           ----------------------    ----------------------
                                                                 Note           2004         2003         2004         2003
---------------------------------------------------------------------------------------------------------------------------
                                                                                        [restated                 [restated
                                                                                          note 2]                   note 2]
Sales                                                                      $   5,653    $   4,623    $  20,653    $  15,345
---------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                                    10       4,880        3,940       17,696       12,806
Depreciation and amortization                                                    173          137          598          506
Selling, general and administrative                             10,12,13         314          279        1,186        1,007
Interest expense (income), net                                                     2           (3)          (5)         (13)
Equity income                                                                     (4)          (6)         (14)         (16)
Impairment charges                                                     5          36           17           36           17
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                                 252          259        1,156        1,038
Other loss                                                             3          --           --           --           (6)
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes and minority interest                                            252          259        1,156        1,032
Income taxes                                                           8          72          107          398          373
Minority interest                                                                  2           13           66           72
---------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                            178          139          692          587
Net loss from discontinued operations - MEC                         3, 4          --           --           --          (67)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $     178    $     139    $     692    $     520
===========================================================================================================================

Financing charges on Preferred Securities and
   other paid-in capital                                                   $      (1)   $      (5)   $     (16)   $     (20)
Foreign exchange gain on redemption of
   Preferred Securities                                                6          --           --           18           --
---------------------------------------------------------------------------------------------------------------------------
Net income available to Class A Subordinate Voting and
   Class B Shareholders                                                          177          134          694          500
Retained earnings, beginning of period                                         2,794        2,284        2,390        2,570
Dividends on Class A Subordinate Voting and Class B Shares                       (36)         (34)        (143)        (130)
Distribution of MID shares                                             3          --           --           --         (552)
Adjustment for change in accounting policy related to asset
   retirement obligation                                               2          --           --           (6)          (4)
---------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                           $   2,935    $   2,384    $   2,935    $   2,384
===========================================================================================================================

Earnings per Class A Subordinate Voting or Class B Share
   from continuing operations
     Basic                                                                 $    1.82    $    1.37    $    7.17    $    5.91
     Diluted                                                               $    1.81    $    1.36    $    7.13    $    5.89
===========================================================================================================================

Earnings per Class A Subordinate Voting or Class B Share
   Basic                                                                   $    1.82    $    1.37    $    7.17    $    5.21
   Diluted                                                                 $    1.81    $    1.36    $    7.13    $    5.19
===========================================================================================================================

Cash dividends paid per Class A Subordinate Voting or
   Class B Share                                                           $    0.38    $    0.34    $    1.48    $    1.36
===========================================================================================================================

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
     Basic                                                                      96.8         96.4         96.7         95.9
     Diluted                                                                    97.3         97.0         97.3         96.3
===========================================================================================================================

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS]

                                                                             THREE MONTHS ENDED            YEAR ENDED
                                                                                DECEMBER 31,              DECEMBER 31,
                                                                           ----------------------    ----------------------
                                                                 Note           2004         2003         2004         2003
---------------------------------------------------------------------------------------------------------------------------
                                                                                        [restated                 [restated
                                                                                          note 2]                   note 2]
CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES
Net income from continuing operations                                      $     178    $     139    $     692    $     587
Items not involving current cash flows                                           199          188          809          701
---------------------------------------------------------------------------------------------------------------------------
                                                                                 377          327        1,501        1,288
Changes in non-cash operating assets and liabilities                            (179)         534          (95)         (72)
---------------------------------------------------------------------------------------------------------------------------
                                                                                 198          861        1,406        1,216
---------------------------------------------------------------------------------------------------------------------------

INVESTMENT ACTIVITIES
Fixed asset additions                                                           (328)        (302)        (859)        (801)
Purchase of subsidiaries                                               7          --          (33)        (417)         (41)
Decrease (increase) in investments                                                (2)          (9)           4           --
Increase in other assets                                                         (46)         (93)         (81)        (210)
Proceeds from disposition                                                         57           25           79           50
---------------------------------------------------------------------------------------------------------------------------
                                                                                (319)        (412)      (1,274)      (1,002)
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net issues (repayments) of debt                                        7         (27)         (38)         183           73
Redemption of Preferred Securities                                     6          --           --         (300)          --
Preferred Securities distributions                                                --           (6)         (19)         (26)
Repayments of debentures' interest obligation                                     (1)          (2)          (6)          (6)
Issue of subordinated debentures by subsidiaries                                  --           --           --           66
Issues of Class A Subordinate Voting Shares                                       --            4           26           42
Issues of shares by subsidiaries                                                  12            3           25           16
Dividends paid to minority interests                                              (8)          (5)         (22)         (16)
Dividends                                                                        (35)         (32)        (142)        (147)
---------------------------------------------------------------------------------------------------------------------------
                                                                                 (59)         (76)        (255)           2
---------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                      98           88          114          191
---------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents
   during the period                                                             (82)         461           (9)         407
Cash and cash equivalents, beginning of period                                 1,601        1,067        1,528        1,121
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   $   1,519    $   1,528    $   1,519    $   1,528
===========================================================================================================================

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS]

                                                                       DECEMBER 31,   December 31,
                                                               Note            2004           2003
--------------------------------------------------------------------------------------------------
                                                                                         [restated
                                                                                           note 2]
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                              $      1,519   $      1,528
Accounts receivable                                                           3,276          2,615
Inventories                                                                   1,376          1,116
Prepaid expenses and other                                                      110            112
--------------------------------------------------------------------------------------------------
                                                                              6,281          5,371
--------------------------------------------------------------------------------------------------
Investments                                                                     139            127
Fixed assets, net                                                             3,967          3,313
Goodwill                                                          7             747            505
Future tax assets                                                               195            231
Other assets                                                      7             280            317
--------------------------------------------------------------------------------------------------
                                                                       $     11,609   $      9,864
==================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness                                                 9    $        136   $        298
Accounts payable                                                              3,006          2,471
Accrued salaries and wages                                                      449            368
Other accrued liabilities                                                       350            244
Income taxes payable                                                             36             19
Long-term debt due within one year                                               84             35
--------------------------------------------------------------------------------------------------
                                                                              4,061          3,435
--------------------------------------------------------------------------------------------------
Deferred revenue                                                                 70             80
Long-term debt                                                  7,9             768            267
Debentures' interest obligation                                                  38             41
Other long-term liabilities                                                     240            230
Future tax liabilities                                                          288            280
Minority interest                                             12,16             702            613
--------------------------------------------------------------------------------------------------
                                                                              6,167          4,946
--------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                                                    11
   Class A Subordinate Voting Shares
     [issued: 2004 - 95,850,377; 2003 - 95,310,518]                           1,610          1,587
   Class B Shares
     [convertible into Class A Subordinate Voting Shares]
     [issued: 2004 - 1,093,983; 2003 - 1,096,509]                                --             --
Preferred Securities                                              6              --            277
Other paid-in capital                                                            75             68
Contributed surplus                                              12              16              3
Retained earnings                                                             2,935          2,384
Currency translation adjustment                                                 806            599
--------------------------------------------------------------------------------------------------
                                                                              5,442          4,918
--------------------------------------------------------------------------------------------------
                                                                       $     11,609   $      9,864
==================================================================================================

COMMITMENTS AND CONTINGENCIES [NOTE 9 AND 14]

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE FIGURES, UNLESS OTHERWISE NOTED]

1.   BASIS OF PRESENTATION

     The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following Canadian generally accepted accounting policies, as well as following the accounting policies as set out in the 2003 annual consolidated financial statements, except those accounting changes set out in note 2.

     The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2004 and the results of operations and cash flows for the three-month periods and years ended December 31, 2004 and 2003.

2.   ACCOUNTING CHANGE

     [a]  ASSET RETIREMENT OBLIGATION

          In December 2003, the Canadian Institute of Chartered Accountants ["CICA"] issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were as follows:

          Increase in fixed assets                                       $   13
          Increase in future tax assets                                       2
          ---------------------------------------------------------------------

          Increase in other long-term liabilities                        $   23
          Decrease in minority interest                                      (1)
          ---------------------------------------------------------------------

          Decrease in retained earnings                                  $   (6)
          Decrease in currency translation adjustment                        (1)
          ---------------------------------------------------------------------

          The impact of this accounting policy change on reported net income for the three-month period and year ended December 31, 2004 and 2003 was not material.

     [b]  REVENUE RECOGNITION

          During the year ended December 31, 2004, the Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ["EIC-142"] prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling and engineering services can be accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or net income for the three-month period and year ended December 31, 2004.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

3.   DISTRIBUTION OF MID SHARES

     On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ["MID"], a wholly owned subsidiary of the Company. MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ["MEC"]. On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

     As required by CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ["CICA 3475"], the Company recognized a non-cash impairment loss at the date of the distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

     Immediately prior to the distribution of the MID shares, the Company increased the stated capital of its Class B Shares by way of a transfer from retained earnings of $10 million. On August 29, 2003, the Company recorded the distribution of the MID shares as a reduction of shareholders' equity of $1,492 million, representing Magna's net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital of the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million.

     In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 [note 4]. However, because Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

4.   DISCONTINUED OPERATIONS - MEC

     The Company's revenues and expenses, and cash flows, and assets, liabilities and equity related to MEC are as follows:

                                                                 For the eight
                                                                  months ended
                                                               August 29, 2003
     -------------------------------------------------------------------------
     STATEMENT OF INCOME

     Sales                                                     $           525
     Costs and expenses                                                    520
     -------------------------------------------------------------------------
     Operating income                                                        5
     Impairment loss recorded on distribution [note 3]                     (68)
     -------------------------------------------------------------------------
     Loss before income taxes and minority interest                        (63)
     Income taxes                                                            3
     Minority interest                                                       1
     -------------------------------------------------------------------------
     Net loss                                                  $           (67)
     =========================================================================

     STATEMENT OF CASH FLOWS:

     Cash provided from (used for):

     Operating activities                                      $            18
     -------------------------------------------------------------------------

     Investment activities                                     $           (59)
     -------------------------------------------------------------------------

     Financing activities                                      $            99
     -------------------------------------------------------------------------

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

5.   GOODWILL, INTANGIBLE ASSETS AND LONG-LIVED ASSETS

     In conjunction with the Company's annual goodwill and indefinite life intangible asset impairment analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations.

     During the three-month period ended December 31, 2004, Decoma International Inc. ["Decoma'], a subsidiary of the Company, recorded an asset impairment of $16 million relating to its plan to cease anodizing operations at its Anotech facility and transferred this business to its Mytox and Rollstamp facilities.

     During the three-month period ended December 31, 2004, Decoma also identified issues relating to its Prometall metal trim assets and Decotrim extrusion assets. The issues surround recurring losses that are projected to continue throughout the current business planning period as a result of existing sales levels and limited sales growth prospects relative to certain assets at these facilities. An asset impairment of $20 million was recorded in respect of the specifically identified assets at these facilities. The operations of Prometall and Decotrim will continue in the normal course.

     During the three-month period ended December 31, 2003, Decoma identified a number of indicators of United Kingdom long-lived asset impairment including the continuation of projected operating losses, uncertain long-term production volumes for the United Kingdom market in general which affect certain of Decoma's existing programs, and excess paint capacity in the United Kingdom market. These and other indicators of impairment required Decoma to assess its United Kingdom asset base for recoverability. Estimated discounted future cash flows were used to determine the amount of the writedown. The result was a writedown of $12 million of certain of the assets of Decoma's Sybex facility.

     During the three-month period ended December 31, 2003, Decoma completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entailed shutting down Decoma's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to Decoma's newer paint lines in Germany and Belgium. The consolidation required the writedown of the carrying value of the Decoform paint line by $5 million.

     As a result of cumulative losses in Belgium, Germany, and the United Kingdom the impairment charges for operations in these countries have not been tax benefited.

6.   REDEMPTION OF PREFERRED SECURITIES

     In September 2004, the Company redeemed all of the Preferred Securities for cash at a price equal to 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the date of redemption. On redemption, the Company recognized a foreign exchange gain of $18 million, which was recorded directly in retained earnings. In accordance with the recommendations of the CICA, the foreign exchange gain of $18 million has been recorded as income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

7.   ACQUISITIONS

     The following acquisitions were accounted for using the purchase method:

     ACQUISITIONS IN THE YEAR ENDED DECEMBER 31, 2004

     [a] On September 29, 2004, the Company completed the acquisition of the worldwide operations of DaimlerChrysler Corporation's ["DCC"] wholly owned subsidiary, New Venture Gear, Inc. ["NVG"]. NVG is a leading supplier of transfer cases and other drivetrain products, with 2003 sales of approximately $1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a 1.8 million square foot leased manufacturing facility in Syracuse, New York, a 95,000 square foot manufacturing facility in Roitzsch, Germany, and a leased research and development centre and sales office in Troy, Michigan.

          The transaction involved the creation of a new joint venture named New Process Gear, Inc. ["NPG"] that acquired the manufacturing assets and now operates the manufacturing facility in Syracuse. Magna currently owns 80% of the NPG joint venture and DCC owns the remaining 20% interest. Magna is consolidating 100% of NPG from the date of closing and accounting for DCC's remaining interest as debt, since such interest will be purchased by Magna at a fixed and predetermined price.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

7.   ACQUISITIONS [CONTINUED]

          Total consideration for the acquisition of 100% of NVG amounted to $428 million, subject to post-closing adjustments. The purchase price was satisfied with a combination of $348 million in cash [net of cash acquired of $3 million] and $80 million in zero-coupon notes payable to DCC, which have a face value of $95 million and are due in December 2008.

          In connection with the NVG acquisition, Magna issued five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn$365 million [$287 million on issue date] and an aggregate amount due at maturity of Cdn$415 million. The notes, which mature at various dates to December 2008, were sold in Canada on an underwritten private placement basis.

          The excess of the purchase price for NVG over the book value of the net assets acquired of $132 million has been tentatively recorded as goodwill pending finalization of the purchase price allocation.

     [b] On January 2, 2004, Tesma International Inc. ["Tesma"], a subsidiary of the Company, completed the acquisition of Davis Industries Inc. ["Davis"]. Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

          The total consideration for the acquisition of all the outstanding shares of Davis amounted to $47 million, consisting of $45 million paid in cash [which was held in escrow at December 31, 2003] and the issuance of a five-year, $2 million note bearing interest at prime plus 1% per annum. Long-term debt of $22 million was also assumed on the acquisition. Goodwill recorded on the acquisition amounted to $40 million.

     [c] During 2004, the Company also completed a number of small acquisitions which include a number of manufacturing facilities and engineering centres. The total consideration for the above noted acquisitions amounted to approximately $102 million, consisting of $69 million paid in cash and $33 million of assumed debt.

     The purchase price allocations for these acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations will occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase.

     ACQUISITION IN THE YEAR ENDED DECEMBER 31, 2003

     During 2003, the Company completed a number of small acquisitions which include a tooling facility and a number of manufacturing facilities for total consideration of $46 million, consisting of cash paid of $41 million and a deferred payment of $5 million. The net effect on the Company's consolidated balance sheet was an increase in non-cash operating assets and liabilities of $12 million, fixed assets of $30 million, goodwill of $6 million and long-term debt of $2 million.

8.   INCOME TAXES

     During the three-month period ended December 31, 2004, the Company recorded a future income tax benefit of $6 million related to the decrease in enacted tax rates in foreign jurisdictions.

     During the three-month period ended December 31, 2003, the Company recorded a future income tax charge of $10 million related to the increase in enacted income tax rates in Canada.

9.   DEBT AND COMMITMENTS

     During September 2004, Decoma, replaced its $300 million 364 day revolving credit facility with a $400 million three year term facility maturing September 30, 2007. Accordingly, borrowings under this facility have been recorded as long-term debt.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

10.  EMPLOYEE FUTURE BENEFIT PLANS

     The Company recorded employee future benefit expenses (income) as follows:

                                                          THREE MONTHS ENDED        YEAR ENDED
                                                             DECEMBER 31,          DECEMBER 31,
                                                          ------------------    -----------------
                                                            2004       2003      2004       2003
     --------------------------------------------------------------------------------------------
     Defined benefit pension plans and other [a]          $   (15)   $     8   $    (1)   $    21
     Termination and long service arrangements                  4          5        17         16
     Retirement medical benefits plan                           2          3         8          8
     --------------------------------------------------------------------------------------------
                                                          $    (9)   $    16   $    24    $    45
     ============================================================================================

     [a] The Magna, Intier Automotive Inc. ["Intier"], Decoma and Magna Donnelly defined benefit pension plans in the United States have been frozen at December 31, 2004. No further benefits will accrue under the plans. This freeze will reduce service costs and pension expense in 2005. The Magna Donnelly defined benefit pension plan has a December 31, 2004 measurement date. As a result of freezing the plan a curtailment gain of $29 million was recorded in cost of goods sold in the three-month period ended December 31, 2004. The Magna, Intier and Decoma defined benefit pension plans have a measurement date of September 30, 2004 and therefore the impact of the freeze of these plans has not been reflected in the accounting results.

11.  CAPITAL STOCK

     [a] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at January 31, 2005 were exercised:

          Class A Subordinate Voting and Class B Shares outstanding at January 31, 2005        96.9
          Stock options                                                                         3.7
          -----------------------------------------------------------------------------------------
                                                                                              100.6
          =========================================================================================

          The above amounts exclude any Class A Subordinate Voting Shares issuable pursuant to the proposed privatization transactions of Tesma, Decoma and Intier [note 16], and also excludes any Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

     [b] The dollar amount of Class A Subordinate Voting Shares has been reduced by $9 million, related to Class A Subordinate Voting Shares that have not been released to certain executives of the Company under a restricted stock arrangement. These shares have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

12.  STOCK-BASED COMPENSATION

     [a] The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

                                                          2004                                      2003
                                         --------------------------------------   --------------------------------------
                                             OPTIONS OUTSTANDING                      OPTIONS OUTSTANDING
                                         -------------------------                -------------------------
                                                          EXERCISE      OPTIONS                    Exercise      Options
                                               OPTIONS   PRICE (i)  EXERCISABLE         Options   price (i)  exercisable
                                                     #        CDN$            #               #        CDN$            #
          --------------------------------------------------------------------------------------------------------------
          Beginning of year                  3,046,450       82.31    1,991,950       3,377,875       89.19    1,958,375
          Granted                               15,000      105.19           --         320,000       93.19           --
          Exercised                           (117,600)      62.63     (117,600)        (36,850)      66.55      (36,850)
          Vested                                    --          --       43,625              --          --       65,000
          Cancelled                             (3,000)      97.47           --              --          --           --
          --------------------------------------------------------------------------------------------------------------
          March 31                           2,940,850       83.20    1,917,975       3,661,025       89.77    1,986,525
          Granted                                   --          --           --          40,000       93.17           --
          Exercised                           (414,474)      71.43     (414,474)        (64,150)      68.46      (64,150)
          Vested                                    --          --           --              --          --        8,000
          Cancelled                                 --          --           --        (115,000)     104.08      (42,000)
          --------------------------------------------------------------------------------------------------------------
          June 30                            2,526,376       85.13    1,503,501       3,521,875       89.73    1,888,375
          Granted                              100,000      100.69           --              --          --           --
          Exercised                                 --          --           --        (621,025)      74.83     (621,025)
          Vested                                    --          --       44,375              --          --       25,000
          Option repricing related to
            MID distribution [b]                    --          --           --              --      (11.98)          --
          --------------------------------------------------------------------------------------------------------------
          September 30                       2,626,376       85.72    1,547,876       2,900,850       80.74    1,292,350
          Granted                                   --          --           --         225,000      105.05           --
          Exercised                                 --          --           --         (79,400)      89.51      (79,400)
          Vested                                    --          --      507,000              --          --      779,000
          Cancelled                            (12,000)      81.19      (12,000)             --          --           --
          --------------------------------------------------------------------------------------------------------------
          December 31                        2,614,376       85.74    2,042,876       3,046,450       82.31    1,991,950
          ==============================================================================================================

          (i) THE EXERCISE PRICE NOTED ABOVE REPRESENTS THE WEIGHTED AVERAGE EXERCISE PRICE IN CANADIAN DOLLARS.

     [b] As a result of the dilutive impact of the MID distribution [note 3], all issued but unexercised options for Magna Class A Subordinate Voting Shares were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the TSX. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options immediately before the MID distribution.

     [c] Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE FIGURES, UNLESS OTHERWISE NOTED]

12.  STOCK-BASED COMPENSATION [Continued]

          The weighted average assumptions used in measuring the fair value of stock options, the weighted average fair value of options granted or modified and the compensation expense recorded in selling, general and administrative expense are as follows:

                                                               THREE MONTHS ENDED        YEAR ENDED
                                                                  DECEMBER 31,          DECEMBER 31,
                                                               -------------------  --------------------
                                                                2004       2003       2004       2003
          ----------------------------------------------------------------------------------------------
          Risk free interest rate                                    --       3.75%      3.04%      4.06%
          Expected dividend yield                                    --       1.30%      1.70%      1.80%
          Expected volatility                                        --         32%        32%        30%
          Expected time until exercise                               --    4 years    4 YEARS    4 years

          Weighted average fair value of options
               granted or modified in period (Cdn$)            $     --  $   24.13  $   28.64  $   24.13

          Compensation expense recorded in selling,
               general and administrative expenses             $      1  $       2  $      15  $       4

          During the three-month period ended March 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all options that were granted prior to January 1, 2003.

          If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

                                                               THREE MONTHS ENDED        YEAR ENDED
                                                                  DECEMBER 31,          DECEMBER 31,
                                                               -------------------  --------------------
                                                                2004       2003       2004       2003
          ----------------------------------------------------------------------------------------------
          Pro forma net income                                 $    177  $     137  $     692  $     516

          Pro forma earnings per Class A Subordinate
             Voting or Class B Share
               Basic                                           $   1.81  $    1.36  $    7.17  $    5.17
               Diluted                                         $   1.80  $    1.35  $    7.13  $    5.15

     [d] The Company has awarded to certain executives an entitlement to Class A Subordinate Voting Shares of the Company and its public subsidiaries in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death and disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The fair value of the restricted stock grant is amortized to compensation expense from the effective date of the grant to the final vesting date. At December 31, 2004, unamortized compensation expense related to the restricted stock arrangements was $36 million [2003 - $17 million] and has been presented as a reduction of shareholders' equity and minority interest.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

12.  STOCK-BASED COMPENSATION [CONTINUED]

          The Company has also awarded 112,072 restricted share units to an executive, each of which is equivalent to one Magna Class A Subordinate Voting Share. Such restricted share units will be released to the executive, subject to acceleration on death and disability, after an approximate five-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. Upon the release of all or any portion of the Restricted Share Units, the executive shall be entitled to receive one Magna Class A Subordinate Voting Share for every Restricted Share Unit Released. The executive shall be entitled to receive all dividends in respect of the restricted share units at an amount equivalent to the dividends payable on a Magna Class A Subordinate Voting Share multiplied by the number of restricted share units held.

     [e] Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital and the accumulated restricted stock compensation expense less the portion of restricted stock that has been released to the executives and reclassified to share capital. The following is a continuity schedule of contributed surplus:

                                                             2004        2003
          -------------------------------------------------------------------
          Balance, beginning of year                    $       3    $     --
          Stock-based compensation expense                     12           1
          Exercise of options                                  (1)         --
          -------------------------------------------------------------------
          March 31                                             14           1
          Stock-based compensation expense                     --           1
          -------------------------------------------------------------------
          June 30                                              14           2
          Stock-based compensation expense                      1           1
          -------------------------------------------------------------------
          September 30                                         15           3
          Stock-based compensation expense                      1           1
          Exercise of options                                  --          (1)
          -------------------------------------------------------------------
          December 31                                   $      16    $      3
          ===================================================================

13.  TRANSACTIONS WITH RELATED PARTIES

          During the year ended December 31, 2004, MID provided project management services to the Company in connection with the construction of a new plant. In December 2004, the land and building for this plant were sold to MID for $46 million and the assumption of related development liabilities of $12 million, representing the Company's cost of these assets. The land and building have been leased back under a 17-year operating lease.

          During the year ended December 31, 2004, the Company renewed its agreements with MEC for the use of their golf course and clubhouse meeting, dining and other facilities in Aurora, Ontario and in Oberwaltersdorf, Austria for annual payments of Cdn$5.0 million and EURO 2.5 million, respectively, for a period of 10 years ending December 31, 2014. The expense included in the consolidated statements of income with respect to these agreements for the year ended December 31, 2004 was $7 million [for the period from August 29, 2003 to December 31, 2003 - $2 million].

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

14.  COMMITMENTS AND CONTINGENCIES

     [a] On June 10, 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

          - improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and

          - breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronics business division to the plaintiff in September 2000.

          The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn$150 million and punitive damages in the amount of Cdn$10 million. Despite the early stages of the litigation, Intier believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

     [b] The Company and/or its subsidiaries Magna Donnelly and Intier, have been named with Ford Motor Company as defendants in class action proceedings in the Ontario Superior Court of Justice as well as state courts in Alabama, Texas, North Carolina and Florida as a result of Magna Donnelly's role as a supplier to Ford of door handles and Intier's role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class proceedings in Massachusetts and other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages in an amount to cover the cost of repairing the vehicles or replacing the door latches, punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court wherever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

15.  SEGMENTED INFORMATION

                                                        THREE MONTHS ENDED                      THREE MONTHS ENDED
                                                        DECEMBER 31, 2004                       DECEMBER 31, 2003
                                               ------------------------------------    -----------------------------------
                                                                              FIXED                                  FIXED
                                                   TOTAL                    ASSETS,        TOTAL                   ASSETS,
                                                   SALES      EBIT(i)           NET        SALES      EBIT(i)          NET
     ---------------------------------------------------------------------------------------------------------------------
     PUBLIC AUTOMOTIVE OPERATIONS
       Decoma International Inc.               $     711     $    (26)    $     713    $     663    $      21     $    686
       Intier Automotive Inc.                      1,406           70           589        1,422           43          550
       Tesma International Inc.                      352           17           398          298           33          307

     WHOLLY OWNED AUTOMOTIVE OPERATIONS
       Magna Steyr                                 1,894           55           819        1,000           21          546
       Other Automotive Operations                 1,335          110         1,373        1,272          114        1,156

     CORPORATE AND OTHER                             (45)          28            75          (32)          24           68
     ---------------------------------------------------------------------------------------------------------------------
     Total reportable segments                 $   5,653     $    254         3,967    $   4,623    $     256        3,313
     Current assets                                                           6,281                                  5,371
     Investments, goodwill and other assets                                   1,361                                  1,180
     ---------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED TOTAL ASSETS                                            $  11,609                               $  9,864
     =====================================================================================================================

     (i)  EBIT REPRESENTS OPERATING INCOME BEFORE INTEREST INCOME OR EXPENSE

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

15.  SEGMENTED INFORMATION [CONTINUED]

                                                            YEAR ENDED                              YEAR ENDED
                                                        DECEMBER 31, 2004                       DECEMBER 31, 2003
                                               ------------------------------------    -----------------------------------
                                                                              FIXED                                  FIXED
                                                   TOTAL                    ASSETS,        TOTAL                   ASSETS,
                                                   SALES      EBIT(i)           NET        SALES      EBIT(i)          NET
     ---------------------------------------------------------------------------------------------------------------------
     PUBLIC AUTOMOTIVE OPERATIONS
       Decoma International Inc.               $   2,759     $     79     $     713    $   2,426    $     161     $    686
       Intier Automotive Inc.                      5,487          231           589        4,654          136          550
       Tesma International Inc.                    1,377          111           398        1,102          110          307

     WHOLLY OWNED AUTOMOTIVE OPERATIONS
       Magna Steyr                                 6,172          206           819        2,719           49          546
       Other Automotive Operations                 5,024          436         1,373        4,591          444        1,156

     CORPORATE AND OTHER                            (166)          88            75         (147)         125           68
     ---------------------------------------------------------------------------------------------------------------------
     Total reportable segments                 $  20,653     $  1,151         3,967    $  15,345    $   1,025        3,313
     Current assets                                                           6,281                                  5,371
     Investments, goodwill and other assets                                   1,361                                  1,180
     ---------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED TOTAL ASSETS                                            $  11,609                               $  9,864
     =====================================================================================================================

     (i)  EBIT REPRESENTS OPERATING INCOME BEFORE INTEREST INCOME OR EXPENSE

16.  SUBSEQUENT EVENTS

     On October 25, 2004, the Company announced that it has made separate proposals to the respective boards of directors of Intier, Decoma and Tesma, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including a majority of votes cast by holders other than Magna and its affiliates and other insiders.

     [a]  TESMA

          On February 1, 2005, Tesma's shareholders approved a plan of arrangement that became effective on February 6, 2005. Under the terms of the arrangement agreement, shareholders of Tesma received 0.44 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder of Tesma, cash.

          Based on the volume-weighted average trading price ["VWAP"] of Magna's Class A Subordinate Voting Shares on the TSX over the five trading days ended February 4, 2005, the purchase price for the outstanding Class A Subordinate Voting Shares of Tesma not owned by Magna was approximately Cdn.$759 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting shares and cash of approximately Cdn.$128 million.

     [b]  DECOMA

          On February 28, 2005, Decoma's shareholders approved a plan of arrangement, which is expected to become effective on March 6, 2005. Under the terms of the arrangement agreement, shareholders of Decoma will receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder of Decoma, cash. The aggregate cash payable to all electing Decoma shareholders is capped at Cdn.$150 million.

          Based on the closing price of Magna's Class A Subordinate Voting Shares on the TSX on February 25, 2005, the total purchase price for the outstanding Class A Subordinate Voting Shares of Decoma not owned by the Company is approximately Cdn.$297 million.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS UNLESS OTHERWISE NOTED]

16.  SUBSEQUENT EVENTS [CONTINUED]

          When the plan of arrangement becomes effective, Decoma will amalgamate with Magna. Decoma's credit facility requires the consent of the lenders participating in the Decoma facility. Consent of the lenders in the facility is currently in the process of being obtained and it is anticipated that such consent will be obtained in advance of the amalgamation date. Regardless of whether consent is obtained, Magna plans to repay all the outstanding debt under this facility within 30 days of the amalgamation being completed. At December 31, 2004, long-term debt includes $215 million related to this facility.

     [c]  INTIER

          On February 9, 2005, Magna and Intier announced that they had entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether Magna would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna.

          Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier or, at the election of any shareholder, cash. The aggregate cash payable to all electing Intier shareholders in the proposed transaction is capped at Cdn.$125 million.

          Intier expects to hold a special meeting on March 30, 2005 and expects that the arrangement, if approved by Intier's shareholders, will become effective on April 3, 2005.

          Based on the closing price of Magna's Class A Subordinate Voting Shares on the TSX on February 25, 2005, the total purchase price for the outstanding Class A Subordinate Voting Shares of Intier not owned by the Company is approximately Cdn.$281 million.

     In addition to the purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by the Company, Magna will assume responsibility for the existing stock option agreements of Intier, Decoma and Tesma. If existing stock options were exercised, a maximum of
     2.5 million Magna Class A Subordinate Voting Shares would be issued over the life of the option agreements at a weighted average exercise price of approximately Cdn.$56 per share. The Cdn.$100 million of Decoma convertible debentures will also be modified to become convertible into Magna Class A Subordinate Voting Shares at a fixed conversion price of Cdn.$91.19 per share.

     The acquisition of the minority interests in Tesma (56%) and Decoma (27%), and the proposed acquisition of the minority interest in Intier (15%), will be accounted for as step acquisitions under the purchase method of accounting. The purchase price allocations for these acquisitions will be based on the Company's incremental interest in the fair value of the assets acquired and liabilities assumed and the amount of goodwill arising from the respective acquisitions has not been determined at this time.

17.  COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our", the "Company" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the accompanying unaudited consolidated financial statements for the three months and year ended December 31, 2004, which are prepared in accordance with Canadian generally accepted accounting principles. This MD&A has been prepared as of February 28, 2005.

OVERVIEW

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles. Our products and services are sold primarily to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America. We supply our products and services through global product groups. Throughout 2004, three of our global product groups were publicly traded companies in which we had a controlling interest through voting securities. In October 2004, we announced our proposal to take each of our publicly traded subsidiaries private. As at February 28, 2005, we had completed the acquisition of all the outstanding Class A Subordinate Voting Shares of Tesma International Inc. ("Tesma"), and shareholders of Decoma International Inc. ("Decoma") had approved a plan of arrangement which is expected to become effective on March 6, 2005 subject to final court approval. A special shareholders meeting has been called for March 30, 2005 to allow Intier Automotive Inc. ("Intier") shareholders to vote on the proposed privatization arrangement. The privatization of Intier remains subject to shareholder and court approval, and completion of the related plan of arrangement. (see "SUBSEQUENT EVENTS" below).

Our global product groups as at December 31, 2004 were as follows:

PUBLIC SUBSIDIARIES

-    Decoma
     - exterior components and systems which include fascias (bumper systems), front and rear end modules, plastic body panels, exterior trim components and systems, sealing and greenhouse systems and lighting components
-    Intier
     - interior and closure components, systems and modules including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor and acoustic systems, cargo management systems, latching systems, glass moving systems, wiper systems, power sliding doors and liftgates, mid-door and door module technologies and electro-mechanical systems
-    Tesma
     - powertrain (engine, transmission and fuel) components, assemblies, modules and systems

WHOLLY OWNED SUBSIDIARIES

-    Magna Steyr
     - Magna Steyr - complete vehicle assembly of low-volume derivative, specialty and other vehicles and complete vehicle design, engineering, validation and testing services; and
     - Magna Drivetrain - complete drivetrain technologies, four-wheel and all-wheel drive systems, mass balancing systems and chassis modules, including the operations of New Venture Gear acquired on September 29, 2004
-    Other Automotive Operations
     - Cosma International ("Cosma") - stamped, hydroformed and welded metal body systems, components, assemblies, modules, body-in-white assemblies, chassis systems and complete suspension modules
     - Magna Donnelly - exterior and interior mirror, interior lighting and engineered glass systems, electro-mechanical systems and advanced electronics

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

HIGHLIGHTS

2004 was a challenging year for the automotive industry. North American vehicle production declined slightly to 15.7 million units, while Western Europe experienced only modest growth in vehicle production to 16.6 million units. More importantly, certain key platforms on which we have high content experienced declines in production volumes during the year. As a result of increased global demand for steel, much of which was brought on by continued economic growth in China, steel prices rose dramatically, affecting operations throughout the automotive supply chain. Despite these challenges, in 2004 we benefited from the many programs we launched over the past couple of years. In addition to our financial achievements, we also made strategic investments in our business, including our management team, our products, our processes and our customers.

OUR SHAREHOLDERS

- During the year ended December 31, 2004, we achieved strong financial results, including:

     -    Record sales of $20.7 billion
     -    Record operating income of $1.2 billion
     -    Record diluted earnings per share of $7.13

- In respect of the first quarter of 2004, our Board of Directors raised our quarterly dividend to $0.38 per share, representing a 12% increase over the prior level. This dividend increase underscores our strong cash flow and the Board's confidence in our future.

- During September 2004, we redeemed all of our outstanding Preferred Securities for $300 million in cash. Redeeming these Preferred Securities will result in an annual reduction in financing charges of approximately $17 million, which will be partially offset by lower interest income earned on our cash balances. The redemption is expected to result in an annual increase in diluted earnings per share and after tax cash flows of approximately $0.13 and $13 million, respectively.

INVESTMENTS IN OUR BUSINESS

- In October 2004, we announced proposals to take our publicly-traded subsidiaries private, Intier, Decoma and Tesma. There are four key elements to our rationale for these transactions:

     (i) Improved strategic positioning, as we believe Magna will be better positioned to meet our customers' needs for larger and increasingly complex modules and systems;

     (ii) Exploiting our various competencies, particularly our complete vehicle expertise at Magna Steyr;

     (iii) Better alignment of our product portfolio, where we have similar capabilities in different automotive groups; and

     (iv) Avoiding duplication of investment in infrastructure and development costs, particularly as we expand into new markets and further broaden our customer base

     The total purchase price to complete the privatizations is expected to be approximately Cdn.$1.3 billion which is discussed more fully in "SUBSEQUENT EVENTS" below.

- In September 2004, we acquired the worldwide operations of DaimlerChrysler Corporation's ("DCC") wholly owned subsidiary, New Venture Gear, Inc. ("NVG"). NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately $1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. We believe the drivetrain is a product area that has significant potential for sales growth, both from component outsourcing and eventually larger drivetrain modules. The NVG business gives us additional capacity and resources to take advantage of drivetrain growth opportunities. We also believe that the acquired business has technologies and capabilities that complement those of our existing Magna Drivetrain business. The total purchase price for 100% of NVG's business amounted to $428 million, subject to post-closing adjustments.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

- We continued to invest in new and existing production facilities to support our continued growth. Some of the investments made during 2004 included: a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion and Mercury Milan; a new fascia moulding and paint facility in Georgia and an expansion of our Class A stamping facility in South Carolina, both to support the launch of the Mercedes M-Class; and a new frame facility in Kentucky for the next generation Ford Explorer and F-Series Super Duty pick-up truck. Some of the other new programs for which we invested capital are General Motors' next generation pick-up and sport utility vehicles, new and replacement assembly programs at Magna Steyr, the Mercedes A-Class, the MINI Convertible, the Volkswagen Toledo and the Chrysler 300/300C and Dodge Magnum.

- We further strengthened our presence in the Asia Pacific Basin. In Japan, we made two senior appointments to support our efforts in growing our business with Japanese-based OEMs. In China, we started up two new facilities and established a new sales and engineering office in Shanghai. We acquired our joint venture partner's equity interest at three of our established Chinese facilities, and now own 100% of these operations. We are beginning to be rewarded for our efforts to strengthen our relationship with the Asian-based OEMs. In 2004, we recorded sales of $732 million to Asian-based OEMs, an increase of 22% over 2003, and were awarded incremental business that is expected to generate annual revenues of approximately $390 million.

- In June 2004, we acquired the engineering group of Duarte, which includes four locations in France. The acquisition strengthens Magna Steyr's position in the European market as a leading engineering and development partner of the OEMs and is consistent with our strategy of increasing our exposure to the French-based OEMs, Duarte's primary customers.

OUR MANAGEMENT

- In August 2004, Mark Hogan joined Magna as President after spending over 30 years with General Motors. His career included assignments as President, GM do Brazil, as President of e-GM, as general manager for the GM North America Car Group, Small Car Operations and most recently was in charge of advanced vehicle development. At Magna, Mr. Hogan draws on his extensive global experience with General Motors' operations and his advanced vehicle development expertise to assist us in our efforts to explore new markets and opportunities.

OUR FUTURE

- We were awarded a substantial amount of business during 2004, which is expected to grow our content per vehicle in the future. In North America, significant awards included the frame and transfer case for General Motors' next generation pick-up and sport utility vehicles, the frame for the next generation of Ford Explorer and F-Series Super Duty pick-up trucks, fascias for a new crossover utility vehicle to be built by one of our traditional "Big Three" customers, and a water management program for an Asian-based OEM. In Europe, significant awards included the assembly program for Chrysler's popular 300C passenger car for distribution in certain non-North American markets, which will launch at Magna Steyr later this year, a contract for the development and production of a new all-wheel drive system for future Volkswagen models, and door panels and a door hardware module for a high-volume vehicle program of one of our German-based customers.

- We expect North American vehicle production volumes in 2005 of approximately 15.8 million units, which is modestly higher than 2004 production. In Western Europe, we expect 2005 vehicle production volumes to be approximately 16.2 million units, 2% lower than 2004 production volumes. North American average dollar content per vehicle is expected to be between $700 and $725 and European average dollar content (excluding assembly sales) to be between $315 and $335. Assembly sales for 2005 are expected to be in the range of $4.4 to $4.7 billion. Based on our expected production volume and content, total sales are expected to be in the ranges of $21.8 to $23.1 billion. These forecasts are subject to the risks and uncertainties as described below in the "INDUSTRY TRENDS AND RISKS" section.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

INDUSTRY TRENDS AND RISKS

A number of trends have had a significant impact on the global automotive industry in recent years, including:

- increased pressure by automobile manufacturers on automotive component suppliers to reduce their prices and bear additional costs;
- globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive component suppliers;
- the evolving role of independent automotive component suppliers and their progression up the "value chain";
-    increased outsourcing and modularization of vehicle production;
- increased engineering capabilities required in order to be awarded new business for more complex systems and modules;
- increased prevalence of lower volume "niche" vehicles built off high-volume global vehicle platforms; and
- growth of Asian-based automobile manufacturers in North American and Europe.

The following are some of the more significant risks and associated trends relating to the automotive industry that could affect our ability to achieve our desired results:

- Changes in global economic conditions could reduce vehicle production volumes, which could have a material adverse effect on our profitability. The global automotive industry is cyclical and is sensitive to changes in certain economic conditions such as interest rates, consumer demand, oil and energy prices and international conflicts.

- We have experienced significant price increases in 2004 for key commodities used in our parts production, particularly steel and resin, and expect such prices to be at elevated levels in 2005. Steel price increases have been primarily the result of increased demand for steel in China and a shortage of steel-making ingredients, such as scrap steel, iron ore and coke coal. Surcharges on existing prices have been imposed on us by our steel suppliers and other suppliers of steel parts, with the threat of withheld deliveries by such suppliers if the surcharges are not paid. We have pricing agreements with some of our suppliers that reduce our exposure to steel pricing increases and surcharges. However, certain suppliers have challenged these agreements and, to the extent that they are successfully disputed, terminated or otherwise not honoured by our suppliers, our exposure to steel price increases and surcharges may increase. To the extent we are unable to pass on to our customers the additional costs associated with increased steel and resin prices, such additional costs could have an adverse effect on our profitability.

- Increasing price reduction pressures from our customers could reduce profit margins. We have entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been somewhat offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. A number of our customers have demanded, and will continue to demand, additional price concessions and retroactive price reductions. We may not continue to be successful in offsetting price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. Such concessions could have a material adverse effect on our profitability to the extent that these price reductions are not offset through cost reductions or improved operating efficiencies.

- We are under increasing pressure to absorb more costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Our current contracts do not generally include any guaranteed minimum purchase requirements. If estimated production volumes are not achieved, the design, engineering and tooling costs incurred by us may not be fully recovered.

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                                     - 22 -

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

- Our customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when we and/or our customers decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. Given the nature of our products to date, we have not experienced significant warranty or recall costs. However, we continue to experience increased customer pressure to assume greater warranty responsibility. Currently we only account for existing or probable claims, however, the obligation to repair or replace such products may have an adverse effect on our operations and financial condition.

- We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until August 2005 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage may have an adverse effect on our operations and financial condition.

- Although we supply parts to most of the leading automobile manufacturers, the majority of our sales are to three automobile manufacturers. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles or the early termination, loss, renegotiation of the terms or delay in the implementation of any significant production contract may have an adverse effect on our sales and profit margins.

- Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro or other currencies in which we generate our revenues. However, as a result of hedging programs employed by us primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, may have an adverse effect on our financial condition.

RESULTS OF OPERATIONS

ACCOUNTING CHANGES

ASSET RETIREMENT OBLIGATION

In December 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3110, "Asset Retirement Obligations", ("CICA 3110") which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time we expect to vacate the premises resulting in both depreciation and interest charges in the consolidated statements of income. We adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 was an increase in fixed assets, future tax assets and other long-term liabilities of $13 million, $2 million and $23 million, respectively, and a decrease in minority interest, retained earnings and currency translation adjustment of $1 million, $6 million and $1 million, respectively. The impact of this accounting policy change on our reported net income for the years ended December 31, 2004, 2003 and 2002 was not material.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

REVENUE RECOGNITION

During the year, we adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EIC-142 did not have a material effect on our reported revenue or net income for the year ended December 31, 2004.

COMPARATIVE PERIOD AMOUNTS

EUROPEAN PRODUCTION SALES

Our reporting of European production sales has historically included sales related to the complete vehicle assembly business carried out by our Magna Steyr group (see "Magna Steyr" discussion in "SEGMENTS" below). Effective with the first quarter of 2004, European production sales and complete vehicle assembly sales are presented separately. Complete vehicle assembly sales are calculated as follows:

- where assembly programs are accounted for on a value-added basis, 100% of the selling price to the OEM customer is included in complete vehicle assembly sales; and

- where assembly programs are accounted for on a full-cost basis, complete vehicle assembly sales include 100% of the selling price to the OEM customer, less intercompany parts purchases made by our assembly divisions. These intercompany purchases are included in European production sales.

European production sales and complete vehicle assembly sales for the comparative periods have been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America. For 2004 and prior periods presented, European average content per vehicle includes both production sales and complete vehicle assembly sales. Beginning in 2005, European average content per vehicle will include only European production sales.

MID TRANSACTION

On September 2, 2003, we distributed 100% of the outstanding shares of MI Developments Inc. ("MID") to our shareholders (the "MID distribution"). MID owns substantially all of what was previously our automotive real estate and our former controlling interest in Magna Entertainment Corp. ("MEC"). As a result of the MID distribution, we no longer have any ownership interest in MID or MEC. In accordance with the recommendations of the CICA, the financial results of MEC are presented as discontinued operations for all periods. However, because we continue to occupy the automotive real estate under long-term leases with MID, the operations of MID's real estate business are presented as continuing operations in our unaudited consolidated financial statements until August 29, 2003, the date of the MID distribution. Throughout this MD&A, reference is made to the impact of the MID distribution where relevant. In particular, for periods after the MID distribution, our gross margin is negatively impacted because the lease expense reported in cost of goods sold by our divisions is no longer being offset by intercompany lease revenue earned by MID. For the period from January 1, 2003 to August 29, 2003, MID recorded $64 million of intercompany lease revenue.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

AVERAGE FOREIGN EXCHANGE

                                           For the year ended          For the three months
                                           ended December 31,          ended December 31,
                                         --------------------         ----------------------
                                             2004     2003    Change      2004     2003      Change
---------------------------------------------------------------------------------------------------
1 Canadian dollar equals U.S. dollars        0.770    0.716     +  8%     0.821    0.760       +  8%
1 euro equals U.S. dollars                   1.245    1.132     + 10%     1.302    1.192       +  9%
1 British pound equals U.S. dollars          1.834    1.635     + 12%     1.872    1.708       + 10%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the year and three months ended December 31, 2003 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2004

SALES

                                                          2004        2003      Change
---------------------------------------------------------------------------------------
VEHICLE PRODUCTION VOLUMES (MILLIONS OF UNITS)
   North America                                          15.732      15.864      -   1%
   Europe                                                 16.558      16.428      +   1%
---------------------------------------------------------------------------------------
AVERAGE DOLLAR CONTENT PER VEHICLE
   North America                                        $    629    $    529      +  19%
   Europe                                               $    556    $    331      +  68%
---------------------------------------------------------------------------------------
SALES
   North American Production                            $  9,897    $  8,398      +  18%
   European Production                                     4,764       3,817      +  25%
   European Complete Vehicle Assembly                      4,450       1,614      + 176%
   Tooling, Engineering and Other                          1,542       1,516      +   2%
---------------------------------------------------------------------------------------
Total Sales                                             $ 20,653    $ 15,345      +  35%
=======================================================================================

Total sales reached a record level, increasing 35% or $5.3 billion to $20.7 billion for 2004 compared to $15.3 billion for 2003.

NORTH AMERICAN PRODUCTION SALES

North American production sales increased 18% or $1.5 billion to $9.9 billion for 2004 compared to $8.4 billion for 2003. This increase in production sales reflects a 19% increase in our North American average dollar content per vehicle over 2003, partially offset by a 1% decline in North American vehicle production volumes from 2003.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Our average dollar content per vehicle grew by 19% or $100 to $629 for 2004 compared to $529 for 2003. The increase relates primarily to the launch of new programs during or subsequent to the year ended December 31, 2003, acquisitions completed during 2004, including the acquisitions of the New Venture Gear business from DaimlerChrysler Corporation on September 29, 2004 (the "NVG acquisition") and Davis Industries Inc. ("Davis") in January 2004, an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by the impact of lower content and/or production on certain programs and customer price concessions.

New programs launched during or subsequent to the year ended December 31, 2003 include the Chevrolet Equinox, the GMC Canyon and Chevrolet Colorado, the Ford Freestar and Mercury Monterey, the Ford F-Series pick-up trucks, the Chevrolet Malibu and the Dodge Durango. The programs that experienced lower production and/or content include the General Motors GMT800 program, the GMC Envoy and Chevy Trailblazer programs and the Ford Explorer and Mercury Mountaineer.

EUROPEAN PRODUCTION AND COMPLETE VEHICLE ASSEMBLY SALES

European production and complete vehicle assembly sales increased 70% or $3.8 billion to $9.2 billion for 2004 compared to $5.4 billion for 2003. This increase in sales reflects a 68% increase in our European average dollar content per vehicle combined with a 1% increase in European vehicle production volumes over 2003.

Our average dollar content per vehicle grew by 68% to $556 for 2004 compared to $331 for 2003. The increase in content is primarily the result of the launch of the BMW X3 complete vehicle assembly program during the fourth quarter of 2003, higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar and the launch of the Saab 9(3) Convertible complete vehicle assembly program during the third quarter of 2003. These increases were partially offset by lower production on certain programs and customer price concessions.

The content growth related to our production programs is the result of programs launched during or subsequent to the year ended December 31, 2003, including the BMW X3, a program in which we have production content in addition to the assembly contract, the BMW 6-Series, the MINI Convertible as well as the Mercedes E-Class. The programs that experienced lower production volumes include the Volkswagen Transit, the MINI Cooper and the Smart City Coupe/Cabrio.

TOOLING, ENGINEERING AND OTHER

Tooling, engineering and other sales were $1.5 billion for 2004, representing an increase of 2% or $26 million over 2003. The increase was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. Excluding the impact of foreign exchange, tooling sales decreased in 2004, reflecting the launch of many programs during the third and fourth quarter of 2003. In 2004 the major programs for which we recorded tooling, engineering and other sales were the Ford Fusion and Mercury Milan, the Ford Explorer, the Mercedes M-Class and the Mercedes Grand Sport Tourer programs whereas in 2003, the major programs on which we recorded tooling, engineering and other sales included the BMW X3, the Saab 9(3) Convertible, the second and third row stow in floor seats for the DaimlerChrysler minivans, the Ford Freestar and the Ford Mustang.

Refer also to the sales discussion in "SEGMENTS" below.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

GROSS MARGIN

Gross margin increased 16% or $418 million to $3.0 billion for 2004 compared to $2.5 billion for 2003, primarily as a result of the increase in sales discussed above, partially offset by a reduction in our gross margin as a percentage of sales which decreased to 14.3% for 2004 compared to 16.5% for 2003. Gross margin as a percentage of sales was negatively impacted by: the launches of the BMW X3 and the Saab 9(3) Convertible at Magna Steyr; costs for new facilities; inefficiencies at Decoma, primarily at its Belplas, Prometall and Decotrim facilities in Europe; the MID distribution; a change in sales mix during 2004 to programs that operate at lower margins; the strengthening of the euro against the U.S. dollar; the NVG and Davis acquisitions; increased raw material prices; and customer price concessions. Partially offsetting these decreases were the positive impact of programs that launched during or subsequent to 2003, $29 million of non-cash income as a result of freezing Magna Donnelly's defined benefit pension plans, since no further benefits will accrue under these plans, and improved performance and productivity at a number of divisions, including divisions of Magna Donnelly.

The launch of the BMW X3 and the Saab 9(3) Convertible impacted gross margin as a percent of sales since the costs of these vehicle assembly contracts are reflected on a full-cost basis in the selling price of the vehicle (see "Magna Steyr" discussion in "SEGMENTS" below). The MID distribution effectively added additional lease expense compared to 2003. The acquisitions of NVG and Davis negatively impacted our gross margin as a percent of sales because NVG and Davis currently operate at margins that are lower than the Magna average. The strengthening of the euro against the U.S. dollar impacts our gross margin since proportionately more of our consolidated gross margin was earned in Europe during 2004 compared to 2003 and on average our European operations operate at margins that are currently lower than our consolidated average margin.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased 18% or $92 million to $598 million for 2004 compared to $506 million for 2003. The increase in depreciation and amortization in 2004 was primarily due to an increase in assets employed in the business to support future growth, including acquisitions completed during the year, an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, and accelerated depreciation on certain program specific assets that will be going out of service earlier than originally planned. These increases in depreciation were partially offset by a reduction of depreciation as a result of the MID distribution.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A")

SG&A expenses as a percentage of sales decreased to 5.7% for 2004 compared to 6.6% for 2003 primarily as a result of the increase in complete vehicle assembly sales, as previously discussed above. SG&A expenses increased 18% or $179 million to $1.2 billion for 2004 compared to $1.0 billion for 2003. The increase in SG&A expenses relates primarily to: higher infrastructure costs to support the increase in sales levels, including spending to support launches; an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British Pound, each against the U.S. dollar; increased SG&A spending as a result of acquisitions completed during or subsequent to 2003, including the NVG and Davis acquisitions; charges incurred with respect to the reorganization and closure of certain facilities in Europe; provisions recorded against the carrying value of certain of our assets; and an increase in compensation expense related to stock options. Specifically, during the first quarter of 2004, option agreements with certain of our former employees were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all the options that were granted prior to January 1, 2003.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

IMPAIRMENT CHARGES

In the fourth quarter we completed our annual impairment review of goodwill. In conjunction with this analysis, and other indicators of impairment, we also assessed the recoverability of our long-lived assets at certain operations. As a result of this analysis, we have recorded impairment charges during 2004 amounting to $36 million. The 2004 impairment charges reflect a write-down of fixed assets at Decoma's Anotech facility in Canada and a write-down of fixed assets at Decoma's Prometall facility in Germany and Decotrim facility in Belgium. During 2003, we recorded impairment charges of $17 million, reflecting a write-down of fixed assets at Decoma's Sybex facility in the United Kingdom and Decoform paint line in Germany. As a result of cumulative losses in Belgium, Germany and the United Kingdom, the impairment charges for operations in these countries have not been tax benefited.

These impairment charges reduced diluted earnings per Class A Subordinate Voting or Class B Share for 2004 and 2003 by $0.23 and $0.13, respectively.

INTEREST INCOME

Net interest income decreased 62% or $8 million to $5 million for 2004 compared to $13 million for 2003. The decrease in net interest income is primarily the result of additional interest expense that has been accreted on the senior unsecured zero-coupon notes that were issued in connection with the NVG acquisition.

OTHER LOSS

During 2003, we recorded a $6 million non-cash impairment loss at the date of the MID distribution equal to the excess of our carrying value of certain real estate properties of MID over their fair values. The impairment evaluation was completed on an individual asset basis.

INCOME TAXES

Our effective income tax rate on operating income (excluding equity income and other loss) decreased to 34.9% for 2004 from 36.3% for 2003. In 2004 we benefited from a reduction in future income tax rates in Europe, which resulted in a future income tax recovery of $6 million, and during 2003 we recorded a future income tax charge of $10 million related to the increase in future income tax rates in Ontario, Canada. Excluding these items, the effective income tax rate was 35.4% for 2004 compared to 35.3% for 2003. The decrease in the effective income tax rate is primarily the result of tax settlements in certain jurisdictions, partially offset by a one-time charge to compensation expense of $12 million (see above) and increased impairment charges (see above), the full benefits of which have not been tax affected.

MINORITY INTEREST

                                NET INCOME              MINORITY
                            FOR THE YEAR ENDED       INTEREST AS AT
                                DECEMBER 31,          DECEMBER 31,
                            -------------------   ---------------------
                                2004       2003        2004        2003
----------------------------------------------------------------------
Decoma                      $     28   $     76         27%         26%
Intier                           133         62         15%         13%
Tesma                             78         74         56%         56%
----------------------------------------------------------------------
                            $    239   $    212
======================================================================

Minority interest expense decreased by 8% or $6 million to $66 million for 2004 compared to $72 million for 2003. The decrease in minority interest expense is primarily due to lower earnings at Decoma, partially offset by higher earnings at Intier and Tesma and a higher minority interest percentage at Intier. Please refer to "Segments" discussion below for a more detailed analysis of the change in earnings at each of Decoma, Intier and Tesma.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

NET INCOME FROM CONTINUING OPERATIONS

For 2004, net income from continuing operations increased by 18% or $105 million to $692 million for 2004 compared to $587 million for 2003. Included in net income from continuing operations are the following items which have been described above:

                                                                      2004      2003   Change
---------------------------------------------------------------------------------------------
Impairment charges (net of minority interest and taxes)              $   22    $   13
Other loss                                                               --         6
Future income tax charge (recovery) related to tax rate changes          (6)       10
---------------------------------------------------------------------------------------------
                                                                     $   16    $   29  $  (13)
=============================================================================================

Excluding these items, net income from continuing operations increased by $92 million as a result of increases in gross margin of $418 million and a $2 million decrease in minority interest expense, partially offset by increases in SG&A spending, depreciation and amortization and income taxes of $179 million, $92 million, and $47 million, respectively, and decreases in net interest income and equity income of $8 million and $2 million, respectively.

NET LOSS FROM DISCONTINUED OPERATIONS - MEC

The net loss from discontinued operations of $67 million for 2003 consists of the results of our former controlling interest in MEC. Included in the 2003 net loss is a $68 million non-cash impairment loss recorded at the date of the MID distribution equal to the excess of the carrying value of our investment in MEC over the fair value of MID's controlling interest in MEC.

EARNINGS PER SHARE

                                                                       2004      2003  Change
---------------------------------------------------------------------------------------------
Earnings per Class A Subordinate Voting or Class B
  Share from continuing operations
     Basic                                                           $ 7.17    $ 5.91    + 21%
     Diluted                                                         $ 7.13    $ 5.89    + 21%
---------------------------------------------------------------------------------------------
Earnings per Class A Subordinate Voting or Class B
  Share
     Basic                                                           $ 7.17    $ 5.21    + 38%
     Diluted                                                         $ 7.13    $ 5.19    + 37%
---------------------------------------------------------------------------------------------
Average number of Class A Subordinate Voting and Class B
  Shares outstanding
     Basic                                                             96.7      95.9    +  1%
     Diluted                                                           97.3      96.3    +  1%
---------------------------------------------------------------------------------------------

Diluted earnings per share from continuing operations increased 21% or $1.24 to $7.13 for 2004 compared to $5.89 for 2003. The change in impairment charges, other loss and future income tax charge (recovery) discussed above accounted for a $0.12 reduction in diluted earnings per share from continuing operations from the prior year. Also affecting diluted earnings per share from continuing operations was an $18 million foreign exchange gain on redemption of our preferred securities during 2004 recorded directly in retained earnings. In accordance with the recommendations of the CICA, the foreign exchange gain of $18 million has been recorded as income available to Class A Subordinate Voting or Class B Shareholders and is also included in the earnings per share calculations. The foreign exchange gain had a positive impact on diluted earnings per share of $0.18 in 2004.

Excluding these items, the remaining $1.18 increase in diluted earnings per share from continuing operations was a result of the increase in net income from continuing operations, offset in part by an increase in the weighted average number of shares outstanding during the year, substantially as a result of the exercise of stock options to acquire Class A Subordinate Voting Shares.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

RETURN ON FUNDS EMPLOYED

An important financial ratio that we use across all of our operating units to measure the effectiveness of capital employed is return on funds employed. Return on funds employed from continuing operations ("ROFE") is defined as EBIT divided by the average funds employed for the past year. EBIT is defined as operating income from continuing operations as presented on our audited consolidated financial statements before interest income or expense. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities from continuing operations. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

ROFE for 2004 was 22.7%, an increase from 19.6% for 2003. The increase in ROFE can be attributed to increased earnings on programs that launched during or subsequent to 2003, including the launches at Magna Steyr and Intier, the impact of the MID distribution because MID generated ROFE below our consolidated average ROFE, the $29 million of non-cash income recorded as a result of freezing Magna Donnelly's defined benefit pension plans and operational improvements at Magna Donnelly, partially offset by costs incurred for new facilities, inefficiencies at certain Decoma divisions, including the increase in non-cash impairment charges discussed above, and costs incurred at Cosma for new facilities in preparation for upcoming launches.

Launching programs requires infrastructure costs in advance of revenues and profits which reduces our consolidated average ROFE, both in terms of increasing our funds employed as investments are made in capital and in terms of increasing expenses that cannot be capitalized. The most significant programs that launched during or subsequent to 2003 include the BMW X3 and Saab 9(3) Convertible complete vehicle assembly programs and a number of launches at Intier including the Chevrolet Cobalt and the Pontiac Pursuit, the Cadillac STS, the Mercury Mariner, the Chevrolet Equinox, and the second and third row stow-in-floor seats for the DaimlerChrysler minivans, all of which contributed to the increase in our 2004 ROFE. In 2004, we continued to invest in new and existing production facilities to support our continued growth, including: a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion and Mercury Milan; a new fascia moulding and paint facility in Georgia and an expansion of our Class A stamping facility in South Carolina, both to support the launch of the Mercedes M-Class; and a new frame facility in Kentucky for the new Ford Explorer and F-Series Super Duty pick-up truck.

SEGMENTS

Refer to note 29 of our 2003 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of our discontinued operations.

                                                             2004                      2003
                                                   -----------------------    ---------------------
                                                     TOTAL                      Total
                                                     SALES          EBIT        Sales        EBIT
---------------------------------------------------------------------------------------------------
PUBLIC OPERATIONS
     Decoma International Inc.                     $   2,759     $      79    $   2,426    $    161
     Intier Automotive Inc.                            5,487           231        4,654         136
     Tesma International Inc.                          1,377           111        1,102         110
WHOLLY OWNED OPERATIONS
     Magna Steyr                                       6,172           206        2,719          49
     Other Automotive Operations                       5,024           436        4,591         444
CORPORATE AND OTHER(i)                                  (166)           88         (147)        125
---------------------------------------------------------------------------------------------------
                                                   $  20,653     $   1,151    $  15,345    $  1,025
===================================================================================================

(i) INCLUDED IN CORPORATE AND OTHER ARE INTERCOMPANY FEES, MID RENT INCOME PRIOR TO AUGUST 29, 2003 ONLY, AND INTERCOMPANY SALES ELIMINATIONS.

The sales amounts in the following segmented discussion are before intersegment eliminations.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

DECOMA INTERNATIONAL INC.

SALES

Decoma's sales increased by $333 million or 14% to $2.8 billion for 2004 compared to $2.4 billion for 2003. The increase in sales is primarily the result of an increase in Decoma's North American and European average dollar content per vehicle, combined with a 1% increase in European vehicle production volumes, partially offset by a 1% reduction in North American vehicle production volumes.

In North America, the increase in Decoma's dollar content per vehicle was primarily attributable to the strengthening of the Canadian dollar against the U.S. dollar. In addition, increased content and/or production on several programs, related principally to the launch of new programs during or subsequent to 2003, and a full year's sales from the Federal Mogul Lighting acquisition completed in 2003, added to content. These increases were partially offset by the end of production on the Ford Windstar program, customer price concessions, and lower volumes on certain high content light truck programs.

The programs launched during or subsequent to 2003 include the Chrysler 300/300C and Dodge Magnum programs, replacing the DaimlerChrysler LH platform which ended production in the third quarter of 2003, the Chevrolet Malibu, the Cadillac SRX, the Chevrolet Equinox, the Ford Freestyle, Five Hundred and Montego, and the Jeep Grand Cherokee programs.

In Europe, Decoma's content per vehicle growth was attributable to the ramp-up of sales at new facilities, program launches and the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, partially offset by increased customer price concessions.

The ramp-up of sales at new facilities include: the launch of the Volkswagen Golf fascia and front end module program in the fourth quarter of 2003; the launch of the Mercedes A Class fascia and front end module program in the third quarter of 2004; the ramp up of the Volkswagen Transit Van fascia and front end module program; the launch of the Volkswagen City Car fascia and front end module program; and the launch of various Porsche, Audi and other Mercedes programs.

EBIT

Decoma's EBIT decreased 51% or $82 million to $79 million for 2004 compared to $161 million for 2003. This decrease includes the impact of $36 million of impairment charges at Anotech, Prometall and Decotrim in 2004 that exceeded the $17 million of impairment charges at Decoform and Sybex in 2003. Excluding the impairment charges, the $63 million decrease in EBIT is primarily the result of increased losses associated with its new European paint line at Belplas, including costs of unutilized capacity, performance issues, program launch costs, and pricing issues on certain of its programs, and significant losses incurred at Decotrim and Prometall which overshadowed additional contributions from new program launches and improvements elsewhere in Europe. In North America, Decoma earned lower gross margins as a result of increased operating losses at its Anotech anodizing facility and at Co-ex-tec as a result of sealing program development and launch costs, increased spending for upcoming launches and new facilities, as well as increased customer price concessions and raw material costs. Also contributing to the decrease in EBIT was higher depreciation due to increased capital employed in the business, which was partially offset by a reduction in depreciation as a result of the impairment charges recorded in the fourth quarter of 2003, and higher SG&A costs to support the higher sales levels.

INTIER AUTOMOTIVE INC.

SALES

Intier's sales increased by 18% or $833 million to $5.5 billion for 2004 compared to $4.7 billion for 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe combined with a 1% increase in European vehicle production volumes, partially offset by a 1% reduction in North American vehicle production volumes and a $105 million decrease in tooling, engineering and other sales as a result of a lower number of new product launches during 2004 as compared to 2003.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

In North America, the increase in Intier's average dollar content per vehicle related primarily to new product launches during or subsequent to 2003, and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by customer price concessions. The programs that launched during or subsequent to 2003 include: the complete seats for the Chevrolet Cobalt and the Pontiac Pursuit; the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; the complete seats for the Mercury Mariner; the complete seats, headliner and instrument panel for the Chevrolet Equinox; the second and third row stow in floor seats for the DaimlerChrysler minivans; the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats, for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu; and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

In Europe, the increase in Intier's average dollar content per vehicle related primarily to increases in Intier's reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar and new products launched during or subsequent to 2003 including: the door panels for the BMW 1-Series; the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class; a modular side door latch for a number of Audi Programs; the instrument panel, console, door panels and other interior trim for the BMW 6-Series; the cargo management and other interior trim for the BMW X3; and the complete seats for the Volkswagen Caddy.

EBIT

Intier's EBIT increased 70% or $95 million to $231 million for 2004 compared to $136 million for 2003. This increase is primarily the result of additional gross margin earned as a result of increased sales from product launches, lower launch costs associated with new products and facilities as compared to 2003, and operating improvements at certain facilities. These increases in EBIT were partially offset by increased customer price concessions, increased raw material prices, charges incurred with respect to the reorganization and closure of certain facilities in Europe, increased SG&A spending, including higher incentive compensation costs as a result of the increase in profits, increased affiliation fees associated with the increase in sales, and increased depreciation and amortization expenses resulting from the continued investment in capital.

TESMA INTERNATIONAL INC.

SALES

Tesma's sales increased by 25% or $275 million to $1.4 billion for 2004 compared to $1.1 billion for 2003. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe combined with a 1% increase in European vehicle production volumes, partially offset by a 1% reduction in North American vehicle production volumes. Also contributing to the increase in Tesma's sales was an increase in tooling and other sales in preparation for upcoming program launches including a front cover and water pump assembly for General Motors' 3.9L High Value V6 engine, cam covers for General Motors' Line 6 engine program and transmission components associated with 6-speed transmissions to be launched by General Motors and Ford.

In North America, Tesma's content per vehicle increased primarily due to the Davis acquisition, the strengthening of the Canadian dollar against the U.S. dollar, and new program launches and program volume increases in all of Tesma's key product areas. These increases were largely offset by lower vehicle production volumes on certain high content General Motors engine programs and customer price concessions.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

The new program launches and program volume increases for engine and transmission related programs include: volume increases on the integrated front covers for General Motors' High Feature V6 engine; the launch of crankshaft seals for General Motors' 3.8L engine and oil pans for their Line 4 engine; increased volumes of tensioner assemblies supplied to Volkswagen and various Ford truck programs; increased shipments of balance shaft assemblies for the General Motors' Line 4 and Line 5 engine programs; increased volumes on the oil pump for Ford's 5R110 transmission; volume increases on takeover business of die-cast and machined transmission components and assemblies for various General Motors' light vehicles; the launch of various stamped components included in 6-speed and continuously variable transmission applications for Ford. In addition, the launches and program volume increases for fuel related programs include the launch of stainless steel fuel tank assemblies for the DaimlerChrysler JR platform, and launches and program volume increases for filler pipe assemblies for the Dodge Durango, Chrysler Sebring, Dodge Stratus, Chrysler 300/300C and Saturn Vue vehicles.

In Europe, the increase in content per vehicle was a result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, launches during or subsequent to 2003, volume increases on certain other programs and increased sales of service and aftermarket parts. The programs that launched or experienced volume growth included the launch of fuel filler pipe assemblies for Ford's high volume C1 (Focus) program in 2003, the launch of the stainless steel fuel tank assembly for Audi's D3 platform, the launch of water pumps to Fiat and stronger sales of tensioners and brackets to European customers. These increases were partially offset by lower volumes for the stainless steel fuel tank assemblies for the Volvo P2X program and lower volumes for the stainless steel fuel tank assemblies for the Volkswagen Beetle program for which production was suspended until later in 2005.

EBIT

Tesma's EBIT increased by 1% or $1 million to $111 million for 2004 compared to $110 million for 2003. The increase in EBIT is primarily the result of higher gross margin generated on increased sales, however, not to the degree that would have been expected due to significant volume reductions on certain high content General Motors' engine programs that negatively impacted capacity utilization at certain North American facilities. This increase in EBIT was offset by increased raw material prices, operating inefficiencies at one of the Davis facilities acquired at the beginning of 2004 and expedited freight and other costs associated with troubled suppliers incurred to maintain uninterrupted supply to customers. In addition, continued customer price concessions, increased costs associated with the start of production at new European and Chinese facilities, higher SG&A and depreciation and amortization as a result of the acquisition of Davis, higher SG&A spending in support of higher growth and sales activities, higher depreciation charges as a result of continuing investment in capital assets and accelerated depreciation on assets dedicated to the production of water pumps for a program which is expected to end production sooner than originally expected and higher affiliation fees all negatively impacted EBIT in comparison to the prior year.

MAGNA STEYR

SALES

Magna Steyr's sales increased by 127% or $3.5 billion to $6.2 billion for 2004 compared to $2.7 billion for 2003. The increase in sales was due to an increase in complete vehicle assembly sales, including the launch of the BMW X3 program in 2003, an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, the NVG acquisition on September 29, 2004, and an increase in production sales.

Magna Steyr's vehicle assembly volumes for 2004 and 2003 were as follows:

VEHICLE ASSEMBLY VOLUMES (UNITS)         2004       2003    Change
------------------------------------------------------------------
Full-Costed                           163,169     49,274    +  231%
Value-Added                            64,075     69,533    -    8%
------------------------------------------------------------------
                                      227,244    118,807    +   91%
==================================================================

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. During 2004, Magna Steyr assembled the BMW X3, Mercedes E-Class 4MATIC, the Saab 9(3) Convertible and the Mercedes G-Class on a full-cost basis, and the Chrysler Voyager and the Jeep Grand Cherokee on a value-added basis. During 2003, Magna Steyr also assembled the Mercedes E-Class 4X2 on a full-cost basis.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its assembly sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of assembly sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total assembly sales and, because purchased components are included in cost of sales, profitability as a percentage of total assembly sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total assembly sales and increasing profitability as a percentage of total assembly sales.

The increase in complete vehicle assembly sales reflects the launch of the BMW X3 program in the fourth quarter of 2003 and the Saab 9(3) Convertible program in the third quarter of 2003, an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, and an increase in Mercedes E-Class vehicle production which represents an increase in 4MATIC vehicles partially offset by the end of production in 2003 of 4x2 vehicles. These production increases were partially offset by a decrease in Jeep Grand Cherokee production.

The increase in production sales was a result of the launch of the BMW X3 and the Saab 9(3) Convertible programs during 2003, the NVG acquisition, and an increase in volumes for the BMW X5 program. In addition to assembling the complete vehicle for the BMW X3 and the Saab 9(3) Convertible, we also produce parts for these programs in both our Magna Steyr operations and our Magna Drivetrain operations.

EBIT

Magna Steyr's EBIT increased by 320% or $157 million to $206 million for 2004 compared to $49 million for 2003. The increase in EBIT is a result of the launch of several new programs during 2003, including the BMW X3 assembly program, higher volumes and improved efficiencies at a production facility that supplies parts to the assembly operations, improved productivity and efficiencies at our European Drivetrain operations, an increase in reported U.S. dollar EBIT due to the strengthening of the euro against the U.S. dollar, a one-time payment received in 2004 from a customer relating to 2003 production, the NVG acquisition, and improved performance for the Mercedes E-Class assembly program and Mercedes S, E and C-Class sequencing program that were both incurring launch costs and other inefficiencies during 2003. These increases in EBIT were partially offset by planning, engineering and start-up costs at our North American Drivetrain operations associated with the contract to develop and produce transfer cases for the General Motors full-size pick-ups and sport utilities program, increased steel prices and higher affiliation fees associated with the increase in sales.

OTHER AUTOMOTIVE OPERATIONS

SALES

Our Other Automotive Operations' sales increased by 9% or $433 million to $5.0 billion for 2004 compared to $4.6 billion for 2003. The increase in sales reflects increases in the segment's North American and European average content per vehicle, combined with a 1% increase in European vehicle production volumes, offset in part by a 1% reduction in North American vehicle production volumes. Also contributing to the increase in sales was an increase in tooling and other sales in North America primarily related to tooling for frames for the new Ford Explorer program.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

In North America, the increase in content was primarily the result of: an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; acquisitions completed during or subsequent to 2003, including the acquisition of a stamping facility in Mexico; the launch of new programs during or subsequent to 2003, including the Ford Freestar, the Chrysler 300/300C and Dodge Magnum, the Ford Mustang, and the Dodge Durango; and increased production for the General Motors' OnStar interior mirrors. These increases were partially offset by lower volumes on certain programs, including the General Motors GMT800 program and the GMC Envoy and Chevrolet Trailblazer programs, and customer price concessions.

In Europe, the increase in average content per vehicle was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar and the launch of a mirror program for the Mercedes A-Class and ultra high strength steel front bumpers for the Volkswagen Golf and increased production of the rear cradle assembly for the Volvo XC90 and ultra high strength steel front bumpers and increased assembly of Class A side panels for the Volkswagen Touareg and the Porsche Cayenne, partially offset by customer price concessions.

EBIT

Our Other Automotive Operations' EBIT decreased 2% or $8 million to $436 million for 2004 compared to $444 million for 2003. The decrease in EBIT is primarily the result of: lower gross margin as a result of the decrease in volumes on the General Motors GMT800 program; customer price concessions; costs incurred to support new facilities, including a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion and Mercury Milan in Hermosillo, and a frame facility in Kentucky for the new Ford Explorer and F-Series Super Duty pick-up truck; increased steel prices; accelerated depreciation on program specific assets that will be going out of service sooner than originally expected; an increase in costs at certain underperforming divisions; and an increase in affiliation and other fees primarily associated with the increase in sales. These decreases were partially offset by operational improvements at Magna Donnelly, including $29 million of non-cash income as a result of freezing Magna Donnelly's defined benefit pension plans, since no further benefits will accrue under these plans (see note 10 to the unaudited consolidated financial statements), increased EBIT from facilities that launched during or subsequent to 2003 and increased scrap steel revenues.

CORPORATE AND OTHER

Corporate and Other EBIT decreased 30% or $37 million to $88 million for 2004 compared to $125 million for 2003. The decrease in EBIT is primarily a result of the MID distribution, additional stock-based compensation, and provisions recorded against the carrying value of certain of our assets. These decreases in EBIT were partially offset by additional affiliation and other fee income earned primarily as a result of higher sales.

As discussed above, the MID distribution had the effect of reducing intercompany rent income as intercompany lease revenue earned by MID is no longer consolidated in our results after August 29, 2003. During 2003, MID recognized $64 million of intercompany revenues. During the first quarter of 2004, stock option agreements with certain of our former employees were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

                                                              2004          2003    Change
------------------------------------------------------------------------------------------
Net income from continuing operations                     $    692     $     587
Items not involving current cash flows                         809           701
------------------------------------------------------------------------------------------
                                                          $  1,501     $   1,288    $  213
Changes in non-cash operating assets and liabilities           (95)          (72)
------------------------------------------------------------------------------------------
Cash provided from operating activities                   $  1,406     $   1,216    $  190
==========================================================================================

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Overall, cash provided from operating activities increased 16% or $190 million to $1.4 billion for 2004 compared to $1.2 billion for 2003.

Cash flow from operations before changes in non-cash operating assets and liabilities increased 17% or $213 million to $1.5 billion for 2004 compared to $1.3 billion for 2003. The $213 million increase was a result of the $105 million increase in net income from continuing operations as described above and a $108 million increase in non-cash items, including an $92 million increase in depreciation and amortization, the $19 million increase in non-cash impairment charges recorded in Decoma as described above, a $16 million increase in future taxes and non-cash portion of current taxes, and a $2 million decrease in equity income. These increases were partially offset by a $15 million decrease in other non-cash charges, and a $6 million decrease in minority interest.

Cash invested in non-cash operating assets and liabilities for 2004 amounted to $95 million, which was primarily attributable to a $313 million increase in accounts receivable and an $82 million increase in inventory, partially offset by a $298 million increase in accounts payable, accrued salaries and wages and other accrued liabilities. The increase in accounts receivable is a result of the increase in sales discussed above, as well as the timing of cash receipts. The increase in inventory is primarily as a result of new tooling programs for upcoming launches as well as to support the increase in sales discussed above. The increase in accounts payable is primarily a result of the investment being made in new facilities and programs as discussed above, and as a result of the increase in inventory necessary to support the increase in sales.

Also included in the cash invested in non-cash operating assets and liabilities was a $21 million decrease in prepaid expenses offset by an $11 million decrease in income taxes payable and an $8 million decrease in deferred revenues.

CAPITAL AND INVESTMENT SPENDING

                                                              2004          2003     Change
-------------------------------------------------------------------------------------------
Fixed assets                                              $   (859)    $    (801)
Other assets                                                   (81)         (210)
Investments                                                      4            --
-------------------------------------------------------------------------------------------
Fixed assets, investments and other additions                 (936)       (1,011)
Purchases of subsidiaries                                     (417)          (41)
Proceeds from disposals                                         79            50
-------------------------------------------------------------------------------------------
Cash used in investing activities                         $ (1,274)    $  (1,002)   $  (272)
===========================================================================================

We invested $859 million in fixed assets in 2004 compared to $801 million in 2003. While investments were made in both years to refurbish or replace assets consumed in the normal course and for productivity improvements, most of the investment was for component manufacturing, painting and assembly equipment and facilities for programs launching in future years. Included in the 2004 investment in fixed assets was $46 million for construction of a new facility to support the frame programs for the Ford Explorer and F-Series Super Duty pick-up truck. In December 2004 we entered into a sale-leaseback transaction with MID for this facility (see "RELATED PARTIES" below).

In North America, the major programs that launched in 2004 or will be launching for which we invested capital in 2004 were: the Ford Explorer and Mercury Mountaineer; the Chrysler 300/300C and Dodge Magnum; the Chrysler Minivan programs; the General Motors' next generation full-size pick-up and sport utilities platform; the Dodge Dakota; the Mercedes M-Class; and the Ford Fusion and Mercury Milan. In Europe, the major programs that launched in 2004 or will be launching for which we invested capital were: the Audi A6; the MINI Convertible; the Mercedes A-Class; the Jeep Grand Cherokee; the Volkswagen Toledo; and the Volkswagen Passat.

The major programs that launched in 2003 or 2004 for which we invested capital in 2003 were: the Dodge Magnum, Chevrolet Equinox, Chevrolet Cobalt, Pontiac Pursuit, Ford Freestar and Mercedes M-Class in North America; and the DaimlerChrysler A-Class, MINI Convertible, BMW X3, Saab 9(3) Convertible, Audi A6 and Volkswagen Golf in Europe.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

We also invested $81 million in other assets in 2004, compared to a $210 million investment in other assets in 2003. The $81 million investment in other assets in 2004 includes $19 million of capitalized tooling primarily related to the MINI program, $13 million of long-term tooling receivables for various other programs and $12 million of capitalized engineering costs primarily related to the transfer cases for the BMW X3 and X5 and the Mercedes S, E and C-Class Motor Adaptation programs, and $37 million of other capitalized costs. The $210 million investment in other assets in 2003 represents a $45 million payment made in escrow for the purchase of Davis, $117 million invested in other assets including planning costs for the Saab 9(3) Convertible and BMW X3 programs at Magna Steyr and additional spending of $48 million of long-term tooling receivables primarily related to the Mercedes M-Class tooling program.

As described in the "Highlights" section above, we acquired NVG during the third quarter of 2004. The cash portion of the purchase price, net of $3 million of cash acquired, amounted to $348 million. We also completed a number of small acquisitions during the year which include a number of manufacturing facilities and engineering centres. The cash portion of these acquisitions amounted to $69 million.

For 2004, proceeds from disposals were $79 million, which includes the $46 million received from MID related to the sale-leaseback transaction discussed above, while proceeds from disposals were $50 million in 2003. Excluding the proceeds from MID, the remaining proceeds relate to normal course fixed and other asset disposals.

FINANCING

                                                                          2004            2003         Change
-------------------------------------------------------------------------------------------------------------
Issues of debt                                                      $      293     $       115
Repayments of debt                                                        (110)            (42)
Redemption of Preferred Securities                                        (300)             --
Preferred Securities distributions                                         (19)            (26)
Repayments of debentures' interest obligations                              (6)             (6)
Issue of subordinated debentures by subsidiary                              --              66
Issues of Class A Subordinate Voting Shares                                 26              42
Issues of shares by subsidiaries                                            25              16
Dividends paid to minority interests                                       (22)            (16)
Dividends                                                                 (142)           (147)
-------------------------------------------------------------------------------------------------------------
Cash provided from (used in) financing activities                   $     (255)    $         2     $     (257)
=============================================================================================================

The issues of debt consist primarily of the issuance, in connection with the NVG acquisition, of five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn$365 million ($287 million on issue date). On January 5, 2005, the first series, representing Cdn$55 million, was repaid. The issues of debt in 2003 are primarily the result of borrowings from a customer's finance subsidiary. These borrowings, which totaled approximately $80 million during 2003, were advanced to Magna Steyr to partially cover the planning costs that were incurred related to recently launched assembly programs (see "Capital and Investment Spending" above).

The repayments of debt in 2004 include additional government debt repayments made by Magna Steyr and a reduction of bank indebtedness at Tesma, in addition to ordinary course term debt payments (see "Contractual Obligations" below). The repayments of debt in 2003 reflect ordinary course term debt payments.

During September 2004, we redeemed all of the outstanding Preferred Securities for $300 million in cash.

In March 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures, which mature on March 31, 2010.

During 2004, we issued $26 million in Class A Subordinate Voting Shares on the exercise of stock options compared to $42 million during 2003.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $15 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan. The issue of shares by our subsidiaries in 2003 is comprised primarily of the issue of $5 million of Decoma Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing plan and the issue of $7 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan.

Cash dividends paid during 2004 were $1.48 per Class A Subordinate Voting or Class B Share, aggregating $142 million which reflects an increase in cash dividends paid over the $128 million paid in 2003. Our Board of Directors raised our quarterly dividend in respect of the first quarter of 2004 to $0.38 per share, representing a 12% increase over the prior quarter. Dividends in 2003 also included $19 million with respect to the MID distribution, which represents the amount of cash held by MID as at August 29, 2003.

FINANCING RESOURCES

                                                         2004          2003       Change
----------------------------------------------------------------------------------------
LIABILITIES
   Bank indebtedness                              $       136   $       298
   Long-term debt due within one year                      84            35
   Long-term debt                                         768           267
   Debentures' interest obligation                         38            41
   Minority interest                                      702           613
----------------------------------------------------------------------------------------
                                                        1,728         1,254   $      474
SHAREHOLDERS' EQUITY                                    5,442         4,918          524
----------------------------------------------------------------------------------------
TOTAL CAPITALIZATION                              $     7,170   $     6,172   $      998
========================================================================================

Total capitalization increased by 16% or $998 million to $7.2 billion for 2004 as compared to $6.2 billion for 2003.

Liabilities increased 38% or $474 primarily as a result of the issuance of senior unsecured zero-coupon notes in connection with the NVG acquisition as described above, and an increase in minority interest. The reduction in bank indebtedness occurred as a result of Decoma replacing its $300 million 364 day revolving credit facility with a $400 million three-year term facility which resulted in approximately $215 million being recorded as long-term debt in 2004, which reflects the new maturity date of this debt. Also during the third quarter of 2004, Intier renewed its $365 million unsecured, revolving term credit facility and added a EURO 100 million tranche. Excluding the Decoma reclass and the senior unsecured zero-coupon notes, long-term debt decreased as a result of periodic payments on long-term debt, combined with a $57 million government debt repayment by Magna Steyr.

The increase in shareholders' equity occurred despite the redemption for cash of the Preferred Securities as described above. Excluding the redemption, the remaining increase in equity is a result of net income earned during the year and an increase in the currency translation adjustment, partially offset by dividends paid to Class A Subordinate Voting and Class B shareholders.

During 2004, our cash resources remained unchanged at $1.5 billion. In addition to our cash resources, we had unused and available term lines of credit of $913 million and operating lines of credit of $97 million. Of such amounts, our wholly owned operations had cash of $938 million and unused and available term credit facilities of $266 million at December 31, 2004, while our publicly traded operations had cash of $581 million and unused and available operating and term credit facilities of $744 million at December 31, 2004.

In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn$100 million. As at December 31, 2004, Cdn$21 million had been advanced to tooling suppliers under this facility whereas at December 31, 2003, Cdn$57 million had been advanced to tooling suppliers. This amount is included in accounts payable on our consolidated balance sheet.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

MAXIMUM NUMBER OF SHARES ISSUABLE

As of January 31, 2005, we had the following issued and outstanding securities:

Class A Subordinate Voting Shares                                 95,850,377
Class B Shares (i)                                                 1,093,983
Stock options (ii)                                                 3,656,876

  (i) Each Class B Share is convertible at the option of the holder, at any time, into one Class A Subordinate Voting Share

  (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended.

The above amounts exclude any Class A Subordinate Voting Shares issuable pursuant to the proposed privatization transactions of Tesma, Decoma and Intier (see "SUBSEQUENT EVENTS" below), and also excludes Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the EURO 100 million of 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

At December 31, 2004, we had contractual obligations requiring annual payments as follows.

                                                     Less than           1 - 3           4 - 5          After
                                                        1 year           years           years        5 years         Total
---------------------------------------------------------------------------------------------------------------------------
Operating leases with MID                          $       148     $       296     $       284     $      981    $    1,709
Operating leases with third parties                        137             219             155            140           651
Long-term debt                                              84             397             223            149           853
Decoma 6.5% Subordinated Debentures                         --              --              --             83            83
7.08% Subordinated Debentures                               --              --             135             --           135
Access Fees                                                  8              15              15             30            68
Purchase obligations (i)
---------------------------------------------------------------------------------------------------------------------------
Total contractual obligations                      $       377     $       927     $       812     $    1,383    $    3,499
===========================================================================================================================

  (i) We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business

In addition to the above commitments, we also have commitments with respect to the proposed privatization transactions as described in the "SUBSEQUENT EVENTS" section below.

Our obligations with respect to employee future benefit plans, which have been actuarially determined, were $214 million at December 31, 2004. These obligations are broken down as follows:

                                                                                                 Termination and
                                                                       Pension      Retirement      Long Service
                                                                     Liability       Liability      Arrangements      Total
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                           $   195        $     74            $  151     $  420
Less plan assets                                                           158              --                --        158
---------------------------------------------------------------------------------------------------------------------------
Unfunded amount                                                             37              74               151        262
Unrecognized past service costs and actuarial losses                         8              26                14         48
---------------------------------------------------------------------------------------------------------------------------
Amount recognized in other long-term liabilities                       $    29        $     48            $  137     $  214
===========================================================================================================================

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Total operating lease payments for these facilities totaled $128 million for 2004. Operating lease commitments in 2005 for facilities leased from MID and third parties are expected to total $151 million and $75 million, respectively. Our existing leases with MID generally provide for periodic rent esclations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (subject to certain caps).

Most of our existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures, other than for new equipment.

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totaled $63 million for 2004, and are expected to total $62 million in 2005.

Although our consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced, resulting in lease commitments being sustained at current levels, or we will incur capital expenditures to acquire equivalent capacity.

Long-term receivables in Other Assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $85 million since we have a legal right of set-off of its long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

FOREIGN CURRENCY ACTIVITIES

Our North American operations negotiate sales contracts with North American OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with European OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could affect our results of operations (as discussed throughout this MD&A).

RELATED PARTIES

Mr. Stronach, the Chairman of our Board and Interim Chief Executive Officer, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls us through the right to direct the votes attaching to 66% of Magna's Class B Shares and also controls MID through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in our operations are leased from MID under operating lease agreements which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the year ended December 31, 2004 and the period from August 29, 2003 to December 31, 2003 was $128 million and $38 million, respectively. Prior to the MID distribution on August 29, 2003, lease expense paid to MID was eliminated on consolidation. Included in accounts payable at December 31, 2004 and December 31, 2003 are trade amounts owing to MID and its subsidiaries in the amount of $1 million and $21 million, respectively.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

During 2004, MID provided project management services to us in connection with the construction of a new plant in Kentucky. In December 2004, the land and building for this plant were sold to MID for $46 million and the assumption of related development liabilities of $12 million, representing our cost of these assets. The land and building have been leased back under a 17-year operating lease.

We have agreements with affiliates of the Chairman of our Board and Interim Chief Executive Officer for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of our Board and Interim Chief Executive Officer for the provision of business development and other services. The aggregate amount expensed under these agreements was $40 million and $36 million in 2004 and 2003, respectively.

Certain trusts exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Plan or to recipients of either bonuses or rights to purchase such shares from the trusts. During 2004 and 2003, these trusts borrowed up to $29 million from us to facilitate the purchase of our Class A Subordinate Voting Shares. At December 31, 2004 and December 31, 2003, the trusts' indebtedness to us was $26 million and $18 million, respectively.

Investments include $2 million at December 31, 2004 and December 31, 2003, at cost, in respect of an investment in a company that was established to acquire our shares for sale to employees.

During the year ended December 31, 2004, we renewed our agreements with MEC for the use of their golf course and clubhouse meeting, dining and other facilities in Aurora, Ontario and in Oberwaltersdorf, Austria. These agreements provide for annual payments to MEC of Cdn$5.0 million and EURO 2.5 million, respectively, for a period of 10 years ending December 31, 2014. The expense included in the consolidated statements of income with respect to these agreements for the year ended December 31, 2004 and for the period from August 29, 2003 to December 31, 2003 was $7 million and $2 million, respectively.

SUBSEQUENT EVENTS

On October 25, 2004, we announced that we had made separate proposals to the respective boards of directors of Intier, Decoma and Tesma, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by us. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including a majority of votes cast by holders other than us and our affiliates and other insiders. Refer to "Highlights" section above for our rationale for these transactions.

[a]  TESMA

     On February 1, 2005, Tesma's shareholders approved a plan of arrangement that became effective on February 6, 2005. Under the terms of the arrangement agreement, shareholders of Tesma received 0.44 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder of Tesma, cash.

     Based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares on the TSX over the five trading days ended February 4, 2005, the purchase price for the outstanding Class A Subordinate Voting Shares of Tesma not owned by us was approximately Cdn.$759 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting shares and cash of approximately Cdn.$128 million.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

[b]  DECOMA

     On February 28, 2005, Decoma's shareholders approved a plan of arrangement, which is expected to become effective on March 6, 2005. Under the terms of the arrangement agreement, shareholders of Decoma will receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder of Decoma, cash. The aggregate cash payable to all electing Decoma shareholders is capped at Cdn.$150 million.

     Based on the closing price of Magna's Class A Subordinate Voting Shares on the TSX on February 25, 2005, the total purchase price for the outstanding Class A Subordinate Voting Shares of Decoma not owned by us is approximately Cdn.$297 million, with the split between cash and shares currently not final. If all shareholders of Decoma elected to receive Class A Subordinate Voting Shares, a maximum of 3.3 million Magna Class A Subordinate Voting Shares would be issued.

     When the plan of arrangement becomes effective, Decoma will amalgamate with Magna. Decoma's credit facility requires the consent of the lenders participating in the Decoma facility. Consent of the lenders in the facility is currently in the process of being obtained and it is anticipated that such consent will be obtained in advance of the amalgamation date. Regardless of whether consent is obtained, Magna plans to repay all the outstanding debt under this facility within 30 days of the amalgamation being completed. At December 31, 2004, long-term debt includes $215 million related to this facility.

[c]  INTIER

     On February 9, 2005, we jointly announced with Intier that we had entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether we would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by us.

     Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier or, at the election of any shareholder, cash. The aggregate cash payable to all electing Intier shareholders in the proposed transaction is capped at Cdn.$125 million.

     Intier expects to hold a special meeting on March 30, 2005 and we expect that the arrangement, if approved by Intier's shareholders and by an Ontario court, will become effective on April 3, 2005.

     Based on the closing price of Magna's Class A Subordinate Voting Shares on the TSX on February 25, 2005, the total purchase price for the outstanding Class A Subordinate Voting Shares of Intier not owned by us is approximately Cdn.$281 million. If all shareholders of Decoma elected to receive Class A Subordinate Voting Shares, a maximum of 3.1 million Magna Class A Subordinate Voting Shares would be issued.

In addition to the purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by us, we will assume responsibility for the outstanding stock option agreements of Intier, Decoma and Tesma. If outstanding stock options were exercised, a maximum of 2.5 million Magna Class A Subordinate Voting Shares would be issued over the life of the option agreements at a weighted average exercise price of approximately Cdn.$56 per share. The Cdn.$100 million of Decoma convertible debentures will also be modified to become convertible into Magna Class A Subordinate Voting Shares at a fixed conversion price of Cdn.$91.19 per share.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

SALES

                                                                                For the three months ended
                                                                                       December 31,
                                                                             -----------------------------
                                                                                    2004              2003           Change
---------------------------------------------------------------------------------------------------------------------------
VEHICLE PRODUCTION VOLUMES (MILLIONS OF UNITS)
   North America                                                                   3.790             3.898         -     3%
   Europe                                                                          4.069             4.155         -     2%
---------------------------------------------------------------------------------------------------------------------------
AVERAGE DOLLAR CONTENT PER VEHICLE
   North America                                                             $       712       $       603         +    18%
   Europe                                                                    $       604       $       418         +    44%
---------------------------------------------------------------------------------------------------------------------------
SALES
   North American Production                                                 $     2,699       $     2,349         +    15%
   European Production                                                             1,260             1,070         +    18%
   European Complete Vehicle Assembly                                              1,196               666         +    80%
   Tooling, Engineering and Other                                                    498               538         -     7%
---------------------------------------------------------------------------------------------------------------------------
Total Sales                                                                  $     5,653       $     4,623         +    22%
===========================================================================================================================

Total sales reached a record level in the fourth quarter of 2004, increasing 22% or $1.0 billion to $5.7 billion for the fourth quarter of 2004 compared to $4.6 billion for the fourth quarter of 2003.

NORTH AMERICAN PRODUCTION SALES

North American production sales increased by 15% or $350 million to $2.7 billion for the three months ended December 31, 2004 compared to $2.3 billion for the three months ended December 31, 2003. This increase in production sales reflects an 18% increase in our North American average dollar content per vehicle, partially offset by a 3% decrease in North American vehicle production volumes from the three months ended December 31, 2003.

The 18% increase in our average dollar content per vehicle is primarily a result of acquisitions completed during 2004, including the acquisition of NVG in September and Davis in January, the launch of new programs during or subsequent to the fourth quarter of 2003, and increased reported U.S. dollar sales as a result of the strengthening of the Canadian dollar against the U.S. dollar. These increases were partially offset by lower vehicle production volumes and/or content on certain programs and customer price concessions.

New programs launched during or subsequent to third quarter of 2003 include the Chrysler 300/300C and Dodge Magnum, Chevrolet Equinox, Cadillac STS, Chevrolet Cobalt and Pontiac Pursuit, GMC Canyon and Chevrolet Colorado, Mercury Mariner and Jeep Grand Cherokee. The programs with lower vehicle production volumes and/or content include the Ford Freestar and Mercury Monterey, General Motors GMT800, and GMC Envoy and Chevrolet Trailblazer.

EUROPEAN PRODUCTION AND COMPLETE VEHICLE ASSEMBLY SALES

European Production and Complete Vehicle Assembly sales increased 41% or $720 million to $2.5 billion for the three months ended December 31, 2004 compared to $1.7 billion for the three months ended December 31, 2003. This increase in sales reflects a 44% increase in our European average dollar content per vehicle partially offset by a 2% decrease in European vehicle production volumes from the three months ended December 31, 2003.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Our average dollar content per vehicle grew by 44% to $604 for the three months ended December 31, 2004 compared to $418 for the three months ended December 31, 2003. The increase in content is primarily the result of the launch of the BMW X3 complete vehicle assembly program during the fourth quarter of 2003, higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar, the launch of vehicle production programs during or subsequent to the fourth quarter of 2003, acquisitions completed during or subsequent to the fourth quarter of 2003, including the acquisition of NVG on September 29, 2004, and increased production and/or content on certain programs. These increases were partially offset by lower production and/or content on certain programs, the disposition of two facilities during 2004 and increased customer price concessions.

The content growth related to programs that launched during or subsequent to the year ended December 31, 2003, include the BMW X3, a program in which we have production content in addition to the assembly contract, the Mercedes SLK, and the BMW 1-Series and 6-Series. Programs with lower production and/or content include the Saab 9(3) Convertible vehicle assembly program at Magna Steyr.

TOOLING, ENGINEERING AND OTHER SALES

Tooling, engineering and other sales decreased 7% or $40 million to $498 million for the three months ended December 31, 2004 compared to $538 million for the three months ended December 31, 2003. The decrease reflects the launch of more programs during the fourth quarter of 2003 compared to the fourth quarter of 2004, partially offset by an increase in reported U.S. dollar tooling, engineering and other sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. In 2004, the major programs for which we recorded tooling, engineering and other sales were the Ford Fusion and Mercury Milan, and the Ford Explorer whereas in 2003, the major programs on which we recorded tooling, engineering and other sales included the BMW X3, the second and third row stow in floor seats for the DaimlerChrysler minivans, the Ford Freestar and the Ford Mustang.

EBIT

EBIT decreased by 1% or $2 million to $254 million for the three months ended December 31, 2004 compared to $256 million for the three months ended December 31, 2003. The 1% decrease in EBIT is primarily the result of the $19 million increase in non-cash impairment charges recorded in Decoma as discussed above. Excluding the impact of impairment charges, EBIT increased by $17 million. This was a result of higher gross margins, which includes the $29 million of non-cash income recorded as a result of freezing Magna Donnelly's defined benefit pension plans, partially offset by costs for new facilities, inefficiencies at Decoma, primarily at its Belplas, Prometall and Decotrim facilities in Europe, increased raw material prices, increased customer price concessions, a $36 million increase in depreciation charges, including accelerated depreciation on certain assets that will be going out of service sooner than originally expected and increased capital employed in the business, a $35 million increase in SG&A spending, and a $2 million decrease in equity income.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our results of operations and financial position is based upon the unaudited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of the unaudited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. On an ongoing basis, we evaluate our estimates. However, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our unaudited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

REVENUE RECOGNITION

[a]  SEPARATELY PRICED TOOLING AND ENGINEERING SERVICE CONTRACTS

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

In the case of Magna Steyr, such multiple element arrangements with OEMs also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, Magna Steyr generally sells the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities. Magna Steyr also provides similar engineering services to OEMs on a stand-alone basis where Magna Steyr does not provide subsequent assembly or production activities.

During the year, we adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on our revenue or net income for the year ended December 31, 2004. Based on the typical terms and process for the negotiation of separately priced tooling contracts, we anticipate that substantially all such tooling contracts will continue to be accounted for as separate revenue elements. Because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, each arrangement will have to be evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If, in particular circumstances, the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities would be deferred and amortized on a gross basis over the subsequent production or assembly program.

Revenues from engineering services and tooling contracts that qualify as separate revenue elements are recognized substantially on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in installments or in fixed amounts per vehicle based on forecasted assembly volumes. In the event that actual assembly volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.

Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

Revenues and cost of sales from separately priced tooling and engineering service contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering service and tooling contracts have been recorded on a gross basis. As reported above, the reporting of sales and cost of sales for Magna Steyr's vehicle assembly contracts is affected by the contractual terms of the arrangement.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

For U.S. GAAP purposes, we adopted EITF 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables" prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonizes our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

[b]  CONTRACTS TO PROVIDE VEHICLE MODULES

Modularization, where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM's vehicle assembly plant, is a growing trend in the automotive industry. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of: primary responsibility for providing the module to the OEM; responsibility for styling and/or product design specifications; latitude in establishing sub-supplier pricing; responsibility for validation of sub-supplier part quality; inventory risk on sub-supplier parts; exposure to warranty; exposure to credit risk on the sale of the module to the OEM; and other factors.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

AMORTIZED ENGINEERING AND CUSTOMER OWNED TOOLING ARRANGEMENTS

We incur pre-production engineering research and development ("ER&D") costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancelable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related long-term supply agreement.

IMPAIRMENT OF GOODWILL, INTANGIBLES AND OTHER LONG-LIVED ASSETS

Goodwill and indefinite life intangibles are subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit or indefinite life intangible below its carrying value.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the unaudited consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

We believe that accounting estimates related to goodwill, intangible and other long-lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported on our consolidated balance sheet.

FUTURE INCOME TAX ASSETS

At December 31, 2004, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $84 million and $111 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to our Austrian, U.S. and Mexican operations.

We evaluate quarterly the realizability of our future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

At December 31, 2004, we had gross income tax loss carryforwards of approximately $554 million, which relate to operations in the United Kingdom, Belgium, Germany, Italy, Spain and Poland, the tax benefits of which have not been recognized in our unaudited consolidated financial statements. Of the total losses, $237 million expire between 2005 and 2024 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances.

EMPLOYEE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2004, we have unrecognized past service costs and actuarial experience losses of $48 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

COMMITMENTS AND CONTINGENCIES

[a] On June 10, 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

     - improper use by Intier of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and

     - breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement as well as follow a certain re-pricing mechanism set forth in a long-term supply agreement, in each case signed by the parties at the time of Intier's disposition of the Invotronics business division to the plaintiff in September 2000.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

     The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn$150 million and punitive damages in the amount of Cdn$10 million and an accounting of profits. Intier has filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests on January 7, 2005. Final affidavits of documents are due on February 28, 2005. Despite the early stages of the litigation, Intier believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

[b] Magna, along with our wholly owned subsidiary Magna Donnelly, has been named with Ford Motor Company and Intier, or Intier's subsidiaries, as defendants in class action proceedings in the Ontario Superior Court of Justice as well as state courts in Alabama, Texas, North Carolina, Massachusetts and Florida as a result of Magna Donnelly's role as a supplier to Ford of door handles and Intier's role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages in an amount to cover the cost of repairing the vehicles or replacing the door latches, punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the early stages and have not been certified by any court. We deny these allegations and intend to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court wherever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

[c] In the ordinary course of business activities, we may be contingently liable for litigation and claims with customers, suppliers and former employees. These claims include our contingent liability for steel price increases in connection with certain supply agreements that are under dispute. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

     A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying unaudited consolidated financial statements for the year ended December 31, 2004, which are prepared in accordance with Canadian GAAP.

                                                                                    2004              2003             2002
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Sales                                                                        $    20,653       $    15,345       $   12,422
Net income from continuing operations                                        $       692       $       587       $      568
Net income                                                                   $       692       $       520       $      552
Earnings per Class A Subordinate Voting or Class B Share
     From Continuing Operations
         Basic                                                               $      7.17       $      5.91       $     6.00
         Diluted                                                             $      7.13       $      5.89       $     5.96
Earnings per Class A Subordinate Voting or Class B Share
     Basic                                                                   $      7.17       $      5.21       $     5.80
     Diluted                                                                 $      7.13       $      5.19       $     5.79
Cash dividends paid per Class A Subordinate Voting or
     Class B Share                                                           $      1.48       $      1.36       $     1.36
---------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION DATA
Working Capital                                                              $     2,220       $     1,936       $    1,433
Total assets                                                                 $    11,609       $     9,864       $   10,166
Net cash:
     Cash and cash equivalents                                               $     1,519       $     1,528       $    1,121
     Bank indebtedness                                                              (136)             (298)            (223)
     Long-term debt (including portion due within one year)                         (852)             (302)            (284)
     Debentures' interest obligation                                                 (38)              (41)             (39)
---------------------------------------------------------------------------------------------------------------------------
Net cash                                                                     $       493       $       887       $      575
===========================================================================================================================

Changes in the data from 2003 to 2004 are explained in "RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2004" section above.

2003 COMPARED TO 2002

SALES

Total sales increased 24% or $2.9 billion to $15.3 billion for 2003 compared to $12.4 billion for 2002, reflecting a 17% or $1.2 billion increase in North American production sales, a 44% or $1.7 billion increase in European production and complete vehicle assembly sales and a $63 million increase in tooling, engineering and other sales. The increase in production sales reflects a 20% and 43% increase in our North American and European average dollar content per vehicle, respectively, and a 1% increase in European vehicle production volumes, offset in part by a 3% decline in North American vehicle production volumes.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

The increase in our North American average dollar content per vehicle related primarily to: the acquisition of Donnelly Corporation ("Donnelly") on October 1, 2002; an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and increased content and/or production on several programs, related primarily to the launch of new programs during, or subsequent to the year ended December 31, 2002. New programs launched included the Chrysler Pacifica program, the Ford Freestar and Mercury Monterey program, the BMW Z4 program, the Saturn Ion program, the Cadillac SRX program and the Mazda 6 program. Supplementing the new program launches was higher content and/or production on several programs, including the General Motors GMT800 series (full size pick-up trucks and sport utilities) program. This increase in content was partially offset by the impact of lower volumes on certain high content programs, including the DaimlerChrysler Minivan program, programs that balanced out in 2003, including the DaimlerChrysler LH (300M/Concorde/Intrepid) program and the Ford Cal1 (Lincoln Blackwood) program, and customer price concessions.

The increase in our European average dollar content per vehicle reflected: higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar; additional sales arising from the acquisition of Donnelly; the launch of new programs during, or subsequent to, the year ended December 31, 2002, including the launch at Magna Steyr of the Saab 9(3) Convertible in July 2003 and the BMW X3 in October 2003, the Nissan Micra program, the Toyota Avensis program, the Volkswagen Touareg program, the Porsche Cayenne program and the Mercedes S, E and C class sequencing program; and higher content and/or production on several programs, including the MINI program. This increase in content was partially offset by a decrease in sales on the Mercedes G-Class program and the BMW 3-series program, as well as customer price concessions.

NET INCOME AND NET INCOME FROM CONTINUING OPERATIONS

Net income decreased 6% or $32 million to $520 million for 2003 compared to $552 million for 2002. As discussed above, net income includes the results of our former controlling interest in MEC which have been presented as discontinued operations. In 2003, we recognized a $68 million non-cash impairment loss equal to the excess of the carrying value of our investment in MEC over the fair value of MID's controlling interest in MEC on the distribution date, while in 2002, we recognized an $11 million dilution loss as a result of MEC completing a public offering and $18 million of impairment charges related to long-lived assets at two of its race tracks.

Net income from continuing operations increased 3% or $19 million to $587 million for 2003 compared to $568 million for 2002. Negatively impacting our results in 2003, was a $21 million decrease in other income, a $10 million charge to income taxes related to an income tax rate change, partially offset by a $14 million decrease in impairment charges for long-lived assets and goodwill.

Excluding these items, net income from continuing operations increased by $36 million as a result of increases in gross margin of $391 million, partially offset by increases in SG&A spending of $227 million, depreciation and amortization of $83 million, income taxes of $37 million and minority interest of $1 million and a decrease in equity income of $7 million.

Gross margin as a percentage of total sales for 2003 was 16.5% compared to 17.3% in 2002. Gross margin as a percentage of sales was negatively impacted by the strengthening of the euro and British pound, each against the U.S. dollar, (see "Gross Margin" discussion above). Also negatively impacting gross margin were the launch of the Saab 9(3) Convertible and the BMW X3 at Magna Steyr, since the costs of these vehicle assembly contracts are reflected on a full-cost basis in the selling price of the vehicle (see "Magna Steyr" discussion in "SEGMENTS" above), the MID distribution as discussed above, increased launch costs related to the significant amount of business launched during 2003 and customer price concessions. Partially offsetting these decreases was the positive impact of improved performance and productivity at a number of divisions, cost savings, as well as the relatively unchanged level of tooling, engineering and other sales that earn low or no margins.

The increase in depreciation and amortization in 2003 was primarily due to an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, the acquisition of Donnelly, and increased assets employed in the business to support future growth.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

The increase in SG&A expenses for 2003 relates primarily to: an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar; additional SG&A expenses as a result of the acquisition of Donnelly; and higher infrastructure costs to support the increase in sales levels, including spending to support launches and new programs.

EARNINGS PER SHARE

Diluted earnings per share from continuing operations for 2003 were $5.89, a decrease of $0.07 from 2002 diluted earnings per share from continuing operations. The impairment charges, other loss (income) and future income tax charge described above had a negative impact on diluted earnings per share of $0.16. Excluding these items, the remaining $0.09 increase in diluted earnings per share from continuing operations was a result of the increase in net income from continuing operations (excluding the items listed above), offset in part by an increase in the weighted average number of shares outstanding during the year, substantially as a result of the Class A Subordinate Voting Shares issued to acquire Donnelly.

FINANCIAL POSITION

The decrease in total assets from 2002 to 2003 is a result of the reduction in assets of approximately $2.5 billion associated with the MID distribution. Partially offsetting this reduction is the growth in total assets as the result of our strong financial performance, the increase in the U.S. dollar reported amounts of our assets as a result of the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar and the acquisition of Donnelly.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

                                                                                     FOR THE THREE MONTH PERIOD ENDED
                                                                              ---------------------------------------------
                                                                                 MAR 31,      JUN 30,     SEP 30,   DEC 31,
                                                                                    2004         2004        2004      2004
---------------------------------------------------------------------------------------------------------------------------
Sales                                                                           $  5,103    $   5,113   $   4,784   $ 5,653

Net income from continuing operations                                           $    184    $     193   $     137   $   178
Net income                                                                      $    184    $     193   $     137   $   178

Earnings per Class A Subordinate Voting or Class B Share
     from Continuing Operations
         Basic                                                                  $   1.85    $    1.94   $    1.55   $  1.82
         Diluted                                                                $   1.84    $    1.93   $    1.55   $  1.81
Earnings per Class A Subordinate Voting or Class B Share
         Basic                                                                  $   1.85    $    1.94   $    1.55   $  1.82
         Diluted                                                                $   1.84    $    1.93   $    1.55   $  1.81

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

                                                                                     For the three month period ended
                                                                              ---------------------------------------------
                                                                                 Mar 31,      Jun 30,     Sep 30,   Dec 31,
                                                                                    2003         2003        2003      2003
---------------------------------------------------------------------------------------------------------------------------
Sales                                                                           $  3,496    $   3,660   $   3,566   $ 4,623

Net income from continuing operations                                           $    154    $     172   $     122   $   139
Net income                                                                      $    161    $     172   $      48   $   139

Earnings per Class A Subordinate Voting or Class B Share
     From Continuing Operations
         Basic                                                                  $   1.57    $    1.75   $    1.22   $  1.37
         Diluted                                                                $   1.57    $    1.75   $    1.21   $  1.36
Earnings per Class A Subordinate Voting or Class B Share
         Basic                                                                  $   1.64    $    1.75   $    0.45   $  1.37
         Diluted                                                                $   1.64    $    1.75   $    0.44   $  1.36

In general, sales, net income and earnings per share increased from 2003 to 2004 as a result of product launches, including the BMW X3 complete vehicle assembly program, the strengthening of the Canadian dollar and euro, each against the U.S. dollar and acquisitions completed during 2004, including the Davis acquisition in January of 2004 and the NVG acquisition in September of 2004. Partially offsetting the increases in net income and earnings per share was the impact of the MID distribution whereby our gross margin is negatively impacted because the lease expense reported in cost of goods sold by our divisions is no longer being offset by intercompany lease revenue earned by MID. For the period from January 1, 2003 to August 29, 2003, MID recorded $64 million of intercompany lease revenue.

Net income from continuing operations and earnings per share from continuing operations for the first quarter of 2004 was negatively impacted by the $12 million of additional one-time stock compensation expense as discussed above. Net income from continuing operations and earnings per share from continuing operations for the second quarter of 2004 benefited from a one-time payment received from a customer relating to 2003 production, and was negatively impacted by provisions recorded against the carrying value of certain of our assets.

Net income from continuing operations and earnings per share from continuing operations for the third quarter of 2003 were negatively impacted by the $6 million non-cash impairment loss recorded at the date of the MID distribution equal to the carrying value of certain real estate properties of MID. Net income and earnings per share in the third quarter of 2003 were also negatively impacted by the $68 million non-cash impairment loss recorded at the date of the MID distribution equal to the excess of the carrying value of our investment in MEC over the fair value of MID's controlling interest in MEC. The third quarter of both years is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Net income from continuing operations and earnings per share from continuing operations for the fourth quarter of 2003 was negatively impacted by $17 million of non-cash impairment charges while net income from continuing operations and earnings per share from continuing operations for the fourth quarter of 2004 were negatively impacted by $36 million of non-cash impairment charges and benefited from the $29 million of non-cash income recorded as a result of freezing Magna Donnelly's defined benefit pension plans.

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2004 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: pressure from our customers to reduce our prices; the availability of and increased prices for raw materials; global economic conditions causing decreases in production volumes; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub-suppliers; our dependence on certain customers and vehicle programs; our dependence on outsourcing by automobile manufacturers; pressure from our customers to absorb certain fixed costs; rapid technological and regulatory changes; increased crude oil and energy prices; fluctuations in relative currency values; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.